Exhibit 4.18

402918-0001

DATED 18 July 2013

TRINITY BIOTECH (UK) LIMITED	(1)

LAB21 LIMITED	(2)

LAB21 HEALTHCARE LIMITED	(3)

MYCONOSTICA LIMITED	(4)

and

TRINITY BIOTECH MANUFACTURING LIMITED	(5)

BUSINESS & ASSET PURCHASE AGREEMENT

THIS AGREEMENT is made on 18 July 2013

BETWEEN:

(1)	TRINITY BIOTECH (UK) LIMITED (a company registered in England & Wales with registered number 8606499) whose registered office is at Botanic House, 100 Hills Road, Cambridge CB2 1PH (“Buyer”);

(2)	LAB 21 LIMITED (a company registered in England & Wales with registered number 05382262) whose registered office is at 184 Cambridge Science Park, Cambridge CB4 0GA (“Lab 21”);

(3)	LAB 21 HEALTHCARE LIMITED (a company registered in England & Wales with registered number 02957012) whose registered office is at 184 Cambridge Science Park, Cambridge CB4 0GA (“Healthcare”);

(4)	MYCONOSTICA LIMITED (a company registered in England & Wales with registered number 05693850) whose registered office is at 184 Cambridge Science Park, Cambridge CB4 0GA (“Myconostica”); and

(5)	TRINITY BIOTECH MANUFACTURING LIMITED (a company registered in Ireland with registered number IE239206) whose registered office is at Bray Business Park, Bray, Co Wicklow, Ireland (“TBML”).

WHEREAS:

(A)	The Sellers (as defined below) are now and have for some time been carrying on the Businesses (as defined below).

(B)	Between them, the Sellers own the assets and employ the employees required for the operation and exploitation of the Businesses.

(C)	The Sellers have agreed to sell and transfer, and the Buyer has agreed to purchase, the Businesses (together with the Assets) on the terms and subject to the conditions of this Agreement and in particular on the basis of the representations, warranties, undertakings, agreements and indemnities set out in this Agreement.

(D)	TBML is party to this Agreement, inter alia, for the purposes of guaranteeing the obligations of the Buyer as provided for in clause 15.

NOW IT IS AGREED:

1	Definitions and interpretation

1.1	In this Agreement unless the context otherwise requires:

“Accounts Date” means 31 December 2011;

“Assets” means the all the property, undertaking, rights and assets of the Businesses to be sold by the Sellers to the Buyer pursuant to clause 2.1;

“Associated Company” means any company which at the relevant time is:

(a)	a holding company of any of the Sellers; or

(b)	a subsidiary or subsidiary undertaking of any of the Sellers; or

(c)	a subsidiary or subsidiary undertaking (other than any of the Sellers themselves) of any such holding company;

“Bank” means Clydesdale Bank Plc;

“Businesses” means businesses carried on by the Sellers associated with:

(i)	the development, manufacture, marketing and distribution of the following products: Syphilis RPR, TPHA and EIA, Malaria EIA, CMV EIA and HA, Mycassay Aspergillus, Mycassay Pneumocystis and MycXtra;

(ii)	the development, manufacture, marketing and distribution of the following products being developed under the Customer Contracts (as specifically provided for in such Customer Contracts) with Kras, Braf, DNA/RNA extraction from FFPE, hsa-mir-31-3p, and two further undefined assays under the BD Master Service Agreement (being a Contract); and

(iii)	exploitation of the know-how and capability to develop future protein and molecular based assays;

“Business Day” means a day (other than a Saturday, Sunday or public holiday) on which banks in the City of London are ordinarily open for the transaction of normal banking business;

“Business IPR” means all Seller IPR and all the Sellers’ rights in the Relevant Third Party IPR;

“Business Software” means any Software in which the Intellectual Property Rights are solely or jointly owned by the Sellers in the Businesses, including but not limited to all items identified as Business Software in Part C of Schedule 3;

“Buyer’s Solicitors” means Mills & Reeve LLP registered in England & Wales with number OC326165 of Botanic House, 100 Hills Road, Cambridge CB2 1PH;

“Cambridge Property” means the Property at Unit 184 Phase 3, Cambridge Science Park, Milton Road, Cambridge as more particularly defined in the Lease of that Property;

“Claims” means all rights and claims of the Sellers under any express or implied agreement, warranty, condition, representation, guarantee, indemnity or insurance policy subsisting at the Transfer Date whether express or implied in favour of the Sellers in relation to any of the Assets;

“CA 2006” means the Companies Act 2006;

“Completion” means completion of the sale and purchase of the Businesses and the Assets in accordance with clause 8;

“Completion Payment” means the Consideration, less the Expected Creditor Payments, less the Exclusivity Payment;

“Confidential Information” means all commercial, technical, financial and other information of whatever nature and in whatever form (whether written, oral, visual, recorded, graphical, electronic or otherwise) relating to the Businesses and the Assets, which is, or may be, secret or confidential, including the Know-how, the Marketing Information and any third party know-how licensed to the Sellers under the Contracts;

“Consideration” means the aggregate consideration payable for the Assets as stated in clause 3;

“Contracts” means

(a)	the orders, engagements or contracts entered into prior to the Transfer Date by or on behalf of the Sellers with suppliers for the supply of goods or services in connection with the Businesses (including but not limited to the IT Contracts) which remain (in whole or in part) to be performed by the supplier (referred to in Part A of Schedule 5 and copies of which are attached to the Disclosure Letter) (“Supplier Contracts”); and

(b)	the IP Licences which continue in force (referred to in Part B of Schedule 5 and in the Disclosure Letter); and

(c)	the orders engagements or contracts entered into prior to the Transfer Date by or on behalf of the Sellers with customers for the sale of goods or provision of services by the Sellers in connection with the Businesses which remain in whole or in part or to be performed by the Sellers other than in relation to warranty or guarantee obligations or commitments of the Sellers and contracts with customers of the Businesses under which there are no orders which remain, as at the Transfer Date, to be performed by the Sellers (which contracts with customers taken together are referred to in this Agreement as “Customer Contracts”) (referred to in Part C of Schedule 5 and copies of which are attached to the Disclosure Letter);

“Contractual Arrangement” means any agreement or commitment whether conditional or unconditional and whether by deed, under hand, and/or otherwise and any arrangement or understanding whether legally binding or not;

“Creditors” means the amounts payable (whether or not then due and payable) in respect of goods or services supplied to the Sellers in respect of the Businesses prior to the Transfer Date that are identified in Schedule 8 (and for the avoidance of doubt, the amounts payable by the Sellers which are not listed in Schedule 8 are not included within the definition of Creditors);

“Data Protection Legislation” means the DPA, the EU Data Protection Directive 95/46/EC, the Regulation of Investigatory Powers Act 2000, the Telecommunications (Lawful Business Practice) (Interception of Communications) Regulations 2000 (SI 2000/2699), the Electronic Communications Data Protection Directive 2002/58/EC, the Privacy and Electronic Communications (EC Directive) Regulations 2003 and all applicable laws and regulations relating to processing personal data and privacy, including where applicable the guidance and codes of practice issued by the Information Commissioner;

“Debts” means the aggregate amount owing (whether or not then due and payable) to the Sellers at the Transfer Date in connection with the carrying on of the Businesses up to the Transfer Date;

“Disclosure Document” means a disclosure document referred to as such in the Disclosure Letter;

“Disclosure Letter” means the letter dated the same date as this Agreement in the agreed form from the Sellers to the Buyer disclosing certain matters in relation to the Warranties, together with all documents attached to it or listed in any schedule to it;

“Domain Names” means the domain names listed in Schedule 3;

“DPA” means the Data Protection Act 1998;

“Employees” means the Lab21 Employees and the Healthcare Employees;

“Employment Legislation” means legislation applying in England and Wales directly or indirectly affecting the relations (whether contractual or otherwise) between the Sellers and the Employees (whether individually or collectively) including the provisions of any EU treaty or Directive directly enforceable by any Employee against the Sellers;

“Employment Liabilities” means all awards, claims, costs, damages, debts, demands, expenses, fines, penalties and all other liabilities of any nature (including professional fees and legal costs on an indemnity basis as defined in Rule 44.4(3) of the Civil Procedure Rules 1998) and any irrecoverable VAT.

“Encumbrance” means any mortgage, charge, pledge, lien, hypothecation, assignment by way of security, option or obligation to grant an option, restriction, claim, right of pre-emption, right of first refusal, third party right or interest, other encumbrance or security interest of any kind (or an agreement or commitment to create any of them) or other preferential arrangement having similar effect;

“Excluded Assets” means the assets excluded from the sale and listed in Part B of Schedule 1;

“Excluded Employees” means any person other than the Employees;

“Excluded Liabilities” means all the liabilities or obligations relating to the Businesses or Assets which are not expressed to be assumed by the Buyer and/or TBML under this Agreement and which are outstanding on, or accrued or referable to the period up to and including, the Transfer Date or arising by virtue of the sale and purchase recorded by this Agreement, including any and all liabilities in respect of National Insurance, PAYE, VAT or other taxation attributable to the Sellers in respect of the Businesses, the Assets or the Employees relating to the period ending on the Transfer Date and all bank and other overdrafts and loans owing by the Sellers (or either of them);

“Exclusivity Payment” means the sum of £200,000 (two hundred thousand pounds) held by the Sellers’ Solicitor pursuant to the terms of a solicitor’s undertaking to the Buyer’s Solicitors dated 28 June 2013;

“Exclusivity Payment Balance” means the sum of £125,000 (being the Exclusivity Payment, less the £75,000 to be released to the Sellers on Completion in accordance with clause 8.2.3) to be held in accordance with an undertaking from the Sellers’ Solicitors to the Buyer’s Solicitor to come into effect on the date of this Agreement;

“Expected Creditor Payments” has the meaning given to it in clause 10.4;

“Financial Information” means the financial information appended to the Disclosure Letter comprising:

(a)	a an analysis of Sales; and

(b)	a summary of direct material costs incurred by the Sellers in connection with Sales;

(c)	a summary of costs and overheads attributable to use and occupation of the Properties for the Financial Period; and

(d)	a list of categories of all costs which have been incurred by the Sellers in connection with the carrying on of the Businesses during the Financial Period;

“Financial Period” means the financial year of the Sellers ended 31 December 2012 and the period from 1 January 2013 to 30 June 2013;

“Goodwill” means the goodwill and undertaking of the Sellers in relation to the Businesses and all trade names associated with the Businesses together with the exclusive right for the Buyer and/or TBML to represent itself as carrying on the Businesses in succession to the Sellers;

“Healthcare Employees” means those persons listed in Part B of Schedule 4;

“HMRC” means HM Revenue and Customs;

“holding company” means a holding company as defined by section 1159 CA 2006 or a parent undertaking as defined by section 1162 CA 2006;

“Independent Accountant” means a single independent chartered accountant or an independent firm of chartered accountants to be agreed upon by the Sellers and the Buyer or (in default of agreement within 10 Business Days) to be selected at the instance of either of them by the President for the time being of the Institute of Chartered Accountants in England and Wales;

“Intellectual Property Rights” means any patents, supplementary protection certificates, registered trade marks and registered designs (including applications and the right to apply and to claim priority for any of the same in any country, region or jurisdiction in the world); rights in inventions; goodwill and all other rights in or relating to unregistered trade marks rights (including but not limited to any trade, brand or business names, product and packaging get-up and logos); unregistered design rights; copyright (including but not limited to copyright in computer software); rights in domain names; trade secrets and rights in confidential information and know-how; database rights; and all other intellectual property rights of a similar or corresponding nature in any country, region or jurisdiction in the world, all for the full term of the rights concerned and including all continuations, extensions and renewals of such rights;

“IP Licence” means any licence, sub-licence, agreement, authorisation or permission, whether express or implied and whether or not in writing, to which the Sellers are a party, relating to the use, enjoyment and/or exploitation by the Sellers of any Third Party IPR or by any third party of any Business IPR;

IT Contract” means any arrangements and agreements relating to the IT Systems to which the Sellers are a party, including but not limited to Software Licences and any development agreements, escrow agreements, and support and maintenance agreements that relate to the IT Systems;

“IT Equipment” means any information and communications equipment owned by the Sellers and/or used by any of the Sellers in the Businesses, including but not limited to any of the following that are owned by the Seller and/or used by the Seller in the Businesses:

(a)	any computer (including but not limited to any server, desktop computer, laptop, computer component, printer, scanner, keyboard, screen, mouse or other peripheral) or other data processing and storage equipment; and

(b)	any communications or network equipment (including but not limited to telephones, fax machines, video and audio conferencing facilities, internet or broadband connection equipment, wifi or other wireless networking equipment and any associated cabling);

“IT Servers” means:

(a)	the two servers at the Newmarket Property, namely:

(i)	the purpose built unit, 2 GB of Ram, 64 bit windows 2008, 150GB hard disk space configured in raid, being a domain controller and a file and printer server; and

(ii)	the Poweredge 1950 with 2GB of Ram, 64 bit windows 2008 and 75GB hard disk space configured in raid); and

(b)	the server at the Cambridge Property (Power Edge 710);

“IT Systems” means all information and communications technology systems owned by the Sellers and/or used by any of the Sellers in the Businesses or, including but not limited to the IT Equipment, the Business Software and the Third Party Software;

“Know-how” means all documentation and other media embodying any industrial, commercial and technical and accounts records and information and other information (wherever located) relating to the activities of the Businesses;

“Lab21 Employees” means those persons listed on Part A of Schedule 4;

“Landlord” means in respect of each of the Properties, the person or persons from time to time entitled to the reversion (whether immediate or not) expectant upon the termination of the Lease of the relevant Property;

“Lease Transfer Date” means in respect of each of the Properties, the later of:

(a)	the Transfer Date; and

(b)	the day which is five Business Days from, but not including, the date of the Licence granted in respect of that Property;

and “Relevant Lease Transfer Date” means the Lease Transfer Date for each one of the Properties;

“Leased Assets” means those assets delivered to the Buyer on Completion and which have previously been in the possession or under the control of the Sellers by virtue of leasing, hire, hire purchase, and conditional sale agreements or sale and return agreements, details of which are referred to in Part D of Schedule 5 and the Disclosure Letter;

“Leases” means the leases or underleases or licences brief particulars of which are listed in Part A of Schedule 2 under which any leasehold Properties are held;

“Licence” means the consent of the Landlord authorising a transfer or an assignment of the residue of the term of a Property to the Buyer in accordance with and pursuant to the terms of the Lease, such consent being evidenced in a written, formal licence to assign by deed, dated and being obtained on reasonable terms, signed or executed by or on behalf of all of the parties to it;

“Loaned Assets” means those assets used in the Businesses by the Sellers which have been loaned to the Sellers by customers, clients and other third parties for the purposes of product development and testing and which are required for the proper continuation of the Businesses as carried on by the Sellers at the Transfer Date details of which are referred to in Part E of Schedule 5 and the Disclosure Letter;

“Marketing Information” means all documentation and other media embodying any information relating to the marketing of the Businesses including all customer names and lists and customer records, sales targets, sales statistics, marketing surveys and reports, marketing research and all advertising material, circulars, tradecards and promotional material;

“Newmarket Property” means the Property at Unit 1 (a, b and c) Lanwades Business Park Kennett, Newmarket, Suffolk as more particularly defined in the Lease of that Property;

“Oyster Bay Machine” means the automated EIA plate coating machine with serial number #0006292;

“Part 1 Conditions” means the conditions in Part 1 of the Standard Commercial Property Conditions (Second Edition) and “Condition” means any one of them;

“Part 2 Conditions” means the conditions in Part 2 of the Standard Commercial Property Conditions (Second Edition);

“Personal Data” means personal data (as defined in the DPA) processed by the Seller in the conduct of the Businesses;

“Plant and Equipment” means the fixed and loose plant, machinery and equipment, fittings and other chattels (including office equipment) owned and/or used by the Sellers in the Businesses whether or not situate at the Properties (including those listed in Part A of Schedule 1, but excluding the Excluded Assets);

“Properties” means the leasehold properties specified in Part A of Schedule 2 but excluding in each case all items on the Properties which are comprised in the Plant and Equipment;

“Records” means all files, records, documents, notebooks, books and accounts, statistics, surveys, blueprints, designs, drawings and specifications, relating to the Businesses or the Assets or the Employees including any such information recorded or stored in writing or upon magnetic tape or disc or otherwise recorded or stored for reproduction whether by mechanical or electronic means and whether or not such reproduction will result in a permanent record of it being made other than those relating to the Excluded Assets;

“Registered Seller IPR” means all Seller IPR that have been registered or that are applications for registration of Intellectual Property Rights or for registered Intellectual Property Rights;

“Rent Deposit” means all amounts which become payable to Lab21 from time to time pursuant to the terms of the Rent Deposit Deed;

“Rent Deposit Deed” means the rent deposit deed dated 29 September 2010 made between Lab21 and Siemens Healthcare Diagnostics Products Limited relating to Unit 184, Phase 3, Cambridge Science Park, Milton Road, Cambridge;

“Relevant Third Party IPR” means all Third Party IPR licensed to the Sellers and used in the Businesses or the subject matter of which is used by the Sellers in the Businesses, including but not limited to all Intellectual Property Rights identified as Relevant Third Party IPR in Part B of Schedule 3;

“Retained Third Party IPR” means the third party software, domain names, all Intellectual Property Rights solely or jointly owned by the Sellers which are listed in Part B of Schedule 1;

“Sale Consents” means all consents or authorisations which are required (whether under their respective constitutional documents or otherwise) to be secured by the Sellers (or either of them) prior to the sale of the Businesses and the Assets and entry into this Agreement and the other documents to be entered into at Completion pursuant to it;

“Sales” means sales made by the Sellers in connection with the carrying on of the Businesses in the Financial Period;

“Sellers” means Lab21, Healthcare and Myconostica or any of them;

“Seller IPR” means all Intellectual Property Rights solely or jointly owned by the Sellers and used in the Businesses, including but not limited to all items identified as Seller IPR in Schedule Part A of Schedule 3;

“Sellers’ Solicitors” means Pitmans LLP, 47 Castle Street, Reading, Berkshire RG1 7SR;

“Shared Equipment” means the shared equipment referred to in Part B of Schedule 1;

“Software” means computer programs (including but not limited to software applications, databases, operating systems, compilers, and firmware and any other computer programs embedded in any information or communications technology equipment) whether in source code or object code form, and including any accompanying user guides and/or manuals;

“Software Licence” means any licence, sub-licence, agreement, authorisation or permission, whether express or implied and whether or not in writing, relating to the use, enjoyment and/or exploitation by the Sellers of any Third Party Software or by any third party of any Business Software;

“Stock” means the stocks owned or used by the Sellers at the Transfer Date for the purpose of or in connection with the Businesses including goods or other assets purchased for resale, consumable stores, raw materials and components, work-in-progress, partly finished and finished goods (and including items supplied by a supplier subject to reservation of title);

“subsidiary” means a subsidiary as defined by sections section 1159 CA 2006;

“subsidiary undertaking” means a subsidiary undertaking as defined by section 1162 CA 2006;

“Third Party IPR” means all Intellectual Property Rights not solely owned by the Sellers;

“Third Party Software” means any Software used by the Sellers that is not solely owned by the Sellers, including but not limited to all items identified as Third Party Software in Part D of Schedule 3;

“Trade Names” means those trade names used exclusively in connection with the Businesses (including those listed in Part E of Schedule 3) but excluding (for the avoidance of doubt) the names “Lab21” and “Lab21 Healthcare”;

“Transfer Date” means the close of business on             2013;

“TSA” means the transitional services agreement in the agreed form between the Sellers and the Buyer;

“TUPE” means the Transfer of Undertakings (Protection of Employment) Regulations 2006;

“use” in the context of any Intellectual Property Rights means use of the subject matter of such rights including but not limited to any such use that would, without the consent of the owner of the Intellectual Property Rights, be an infringement or breach of such Intellectual Property Rights;

“VAT” means value added tax in the United Kingdom chargeable under VATA;

“VATA” means the Value Added Tax Act 1994;

“Virus” means any software programme or code intended to destroy, interfere with, corrupt, or cause undesired effects on programme files, data or other information, executable code or application software macros, whether or not its operation is immediate or delayed, and whether such software programme is introduced wilfully, negligently or without knowledge of its existence;

“Warranties” means the warranties and representations set out in Schedule 6; and

“Websites” means the websites owned and/or operated by or on behalf of the Seller at the Domain Names and used in the Businesses, including but not limited to any content appearing at such websites.

1.2	In this Agreement unless the context otherwise requires:

1.2.1	a document expressed to be “in the agreed form” means a document in a form which has been agreed by the parties on or before the date of this Agreement and for the purposes of identification signed or initialled by them or on their behalf by their solicitors;

1.2.2	references to a clause or schedule are to a clause of, or a schedule to, this Agreement, references to this Agreement include its schedules and references in a schedule or part of a schedule to a paragraph are to a paragraph of that schedule or that part of that schedule;

1.2.3	words importing the singular include the plural and vice versa and words importing a gender include every gender;

1.2.4	descriptive headings to clauses, Schedules and paragraphs are inserted for convenience only, have no legal effect and shall be ignored in the interpretation of this Agreement;

1.2.5	references to persons or companies will include any partnership, undertaking or other body of persons, whether incorporated or not incorporated and whether now existing or to be formed after the date of this Agreement;

1.2.6	all agreements, obligations and liabilities (whether under warranties, representations, indemnities or otherwise) on the part of the Sellers or any two or more of the Sellers are joint and several and shall be construed accordingly;

1.2.7	references to any enactment (meaning any statute or statutory provision, whether of the United Kingdom or elsewhere, any subordinate legislation (as defined by section 21(1) Interpretation Act 1978) and any other subordinate legislation made under any such statute or statutory provision) shall be construed as references to:

(i)	any enactment which that enactment has directly or indirectly replaced (whether with or without modification); and

(ii)	that enactment as re-enacted, replaced or modified from time to time, before or on the date of this Agreement, or after the date of this Agreement except to the extent that the liability of any party is thereby increased or extended;

1.2.8	a reference to “indemnify” and “indemnifying” any person against any circumstance includes indemnifying and keeping him harmless from all actions, claims and proceedings from time to time made against him and all loss or damage and all payments, costs or expenses made or incurred by that person as a consequence of such circumstance which would not have arisen but for that circumstance.

2	Sale and purchase

2.1	The Sellers will sell to the Buyer and the Buyer (relying, as the Sellers acknowledge, on the representations, warranties, undertakings and indemnities of the Sellers (or any of them) referred to or contained in this Agreement) will buy as at the Transfer Date the Businesses as a going concern together with the following properties, rights and assets used, exercised or employed in the Businesses:

2.1.1	the Goodwill;

2.1.2	the Seller IPR;

2.1.3	the Know-how;

2.1.4	the Properties;

2.1.5	the Plant and Equipment, the Oyster Bay Machine and the IT Servers;

2.1.6	the benefit (but subject to the burden) of the Contracts;

2.1.7	the benefit (so far as the same can lawfully be assigned or transferred to or held in trust for the Buyer) of the Claims;

2.1.8	the Marketing Information;

2.1.9	the Records;

2.1.10	all rights, title and interests of Lab21 in and to the Rent Deposit; and

2.1.11	the Stock.

2.2	The Sellers shall sell the Assets with full title guarantee (unless otherwise specified in this Agreement) and free from any Encumbrance.

2.3	If any of the Stock is subject to any reservation of title in favour of any third party, the Sellers will not be deemed to sell such Stock with full title guarantee and the Sellers’ right to possess, deal in and perfect the title to such Stock will pass to the Buyer to the greatest extent to which the Sellers are respectively able to pass them on and from Completion.

2.4	The Excluded Assets and the Excluded Liabilities are all excluded from the sale and purchase under this Agreement.

2.5	The Buyer will not be obliged to complete the purchase of any of the Assets unless the purchase of all the Assets is completed in accordance with this Agreement.

2.6	Notwithstanding that the Buyer shall purchase the Assets in accordance with the terms of this Agreement, the Sellers shall on Completion (and with the consent of the Buyer hereby given) transfer all rights title and interest in and to the following Assets to TBML:

2.6.1	the Goodwill;

2.6.2	the Seller IPR;

2.6.3	the Know-how; and

2.6.4	the benefit (but subject to the burden) of the Contracts.

2.7	The Sellers shall license the Buyer to use the product registrations referred to in Disclosure Document 16.1.1 until such time as the Buyer has done everything necessary to re-register such product registrations. The Buyer shall use all reasonable endeavours to obtain re-registration of such product registrations as soon as possible after Completion and in any event within 12 months thereafter (or where such re-registrations cannot in exceptional circumstances be secured within 12 months, such other period as the Buyer and/or TBML and the Sellers may agree).

3	Consideration

3.1	The Consideration for the sale of the Businesses and the Assets is £4,750,000 (four million seven hundred and fifty thousand pounds) which shall be allocated as follows:

3.1.1 the Seller IPR, Know-how and all Goodwill which is specifically related to them;	£4,599,996

3.1.2 the benefit (but subject to the burden) of the Contracts and all Goodwill which is specifically related to such Contracts;	£1.00

3.1.3 Properties;	£1.00

3.1.4 the Plant and Equipment, the Oyster Bay Machine and IT Servers;	£100,000

3.1.5 the Stock;	£50,000

3.1.6 all rights, title and interests of Lab21 in and to the Rent Deposit; and	£1.00

3.1.7 all other assets referred to in clause 2.1	£1.00

4	Capital Allowances

4.1	The Sellers each agree to provide all information in their possession or control or that of their agents and will provide all co-operation and assistance that the Buyer may reasonably require to enable claims for capital allowances to be made and substantiated by the Buyer, including providing details and documentary evidence of the assessment of expenditure in respect of which capital allowances in respect of plant and machinery constituting fixtures have or could have been claimed by the Sellers, copies of claims for such allowances and the acceptance of such claims by HMRC provided always that the Buyer shall not disclose, without the consent of the Sellers, any such information which the Sellers provide on a confidential basis.

5	Value Added Tax

5.1	The parties agree that VAT will be chargeable in respect of the transfer of those Assets which are to be transferred to and acquired by the Buyer pursuant to the terms of this Agreement and in respect of the supply of such assets the Sellers shall issue the Buyer with a valid VAT invoice (or, if applicable, invoices) as soon as reasonably practicable after Completion, provided that the Buyer shall only be required to pay to the Sellers any amount in respect of such VAT within 5 Business Days prior to the date on which the Sellers are themselves required to account to HMRC in respect of such VAT and following receipt of a valid VAT invoice in respect of such amount. Should HMRC or the Buyer and the Sellers determine at any time after Completion that VAT was not chargeable on the sale of the Assets which are to be transferred to and acquired by the Buyer pursuant to the terms of this Agreement due to the applicability of the TOGC provisions contained in section 49 VATA and Article 5 of the Value Added Tax (Special Provisions) Order 1995 in relation to the supply of such Assets, then the Sellers shall promptly issue a credit note to the Buyer in respect of any VAT previously charged in connection with the supply of such Assets.

5.2	Subject to clause 5.4, the parties consider that no VAT will be chargeable in respect of the supply of those Assets which are to be transferred to and acquired by TBML pursuant to the terms of this Agreement on the basis that the sale of such Assets by the Sellers constitutes a supply of services made to a relevant business person outside the United Kingdom and accordingly agree that no amount in respect of VAT shall be payable by way of additional consideration payable for such Assets. The Buyer shall at the request of the Sellers provide its VAT number for the purposes of any dealings which the Sellers may have with HMRC in connection with the supply referred to in this clause 5.2.

5.3	The Buyer anticipates that it will be compulsorily required to register for VAT as a result of the acquisition of the Businesses and those of the Assets to be transferred to and acquired by the Buyer pursuant to the terms of this Agreement and has made an application to HMRC to be duly registered for the purposes of VAT with effect from Completion.

5.4	If HMRC determine that VAT is chargeable on the supply of any of the Assets in respect of which no VAT has been added to the consideration payable by the Buyer to the Sellers pursuant to the terms of this Agreement and notify the Sellers of such determination, then the Sellers will immediately on receipt of such notification issue to the Buyer or TBML (as appropriate) a valid VAT invoice in respect of the sale of those particular Assets (“Additional Vatable Assets”) together with a copy of such notification from HMRC. Upon receipt of such invoice the Buyer or TBML (as appropriate) will pay to the Sellers the VAT charged on the sale of the Additional Vatable Assets provided that the Buyer or TBML (as appropriate) shall only be required to account to the Sellers in respect of such VAT within 5 Business Days prior to the date on which the Sellers are themselves required to account to HMRC in respect of such VAT. The Sellers will take such action and give such information and assistance as the Buyer and/or TBML may reasonably and promptly request to dispute or appeal any determination of HMRC referred to in this clause 5.4 provided that the Sellers shall not be required to take or allow an appeal to be taken beyond a decision of the First Tier Tribunal.

6	Warranties

6.1	In consideration of the Buyer entering into this Agreement the Sellers warrant to the Buyer (for itself and as trustee for its successors in title):

6.1.1	(subject to clause 6.2) in the terms of the Warranties; and

6.1.2	that any Warranty which is qualified as being made “so far as the Sellers are aware” or “to the best of the knowledge, information and belief of the Sellers” or any similar expression has been so qualified after due diligent and careful enquiries by the Sellers of the following persons:

(i)	Graham Mullis;

(ii)	Susan Lowther;

(iii)	Jacques Vidoret (in relation only to the Warranties at paragraph17 of Schedule 6);

(iv)	Denise Durkin (in relation only to the Warranties at paragraphs 13, 14 and 18 of Schedule 6);

(v)	Anthony Dyer (in relation only to the Warranties at paragraphs 3, 4, 5, 6, 7, 8, 9, 15, 19, 22 and 23 of Schedule 6);

(vi)	Anthony Cooke (in relation only to the Warranties at paragraphs 4, 5, 8, 10, 15, 16, 17 and 19 of Schedule 6); and

(vii)	Mike Annable (in relation only to the Warranties at paragraphs 3, 4, 7, 10 and 11 of Schedule 6)

and that the Sellers have used all reasonable endeavours to ensure that all information given, referred to or reflected in that statement is accurate in all material respects.

6.2	The Warranties are qualified to the extent, but only to the extent, of the provisions of Schedule 7 and those matters fully and fairly disclosed in the Disclosure Letter and for this purpose “fully and fairly disclosed” means disclosed in such manner and in such detail as to enable a reasonable buyer to make an informed and accurate assessment of the matter concerned.

6.3	Each of the Warranties shall be construed as a separate and independent warranty and, save as expressly otherwise provided in this Agreement, shall not be limited by reference to any other Warranty or by any other provision of this Agreement and the Buyer shall have a separate claim and right of action in respect of each and every event, matter or circumstance which is inconsistent with, contrary to or otherwise a breach of any of the Warranties (as qualified by clause 6.2).

6.4	The Warranties shall not in any respect be extinguished or affected by Completion.

6.5	The Sellers agree with the Buyer that in the event of any claim being made against the Sellers whether under the Warranties or otherwise in connection with the sale of the Businesses or the Assets to the Buyer, the Sellers will not make any claim against any of the Employees on whom they may have relied before agreeing to any term of this Agreement or authorising any statement in the Disclosure Letter.

7	Restrictive covenants and Confidential Information

7.1	For the purpose of assuring to the Buyer the full benefit of and in consideration for the Buyer agreeing to buy the Businesses and the Assets on the terms of this Agreement, each of the Sellers undertakes to the Buyer and to TBML that they will not, and will procure that no Associated Company will, without the prior consent in writing of the Buyer and/or TBML whether directly, or indirectly and whether alone or in conjunction with any other person and whether as principal, shareholder, director, employee, agent, consultant, partner or otherwise:

7.1.1	for a period of 2 years from the date of Completion carry on, be engaged, concerned or interested in any capacity (whether for reward or otherwise) in, provide any technical, commercial or professional advice to, or in any way assist any business which is or is about to be engaged in the manufacture, production, distribution, sale or supply of products or services which are competitive with or of the type supplied by the Businesses at Completion (“Restricted Products or Services”) in competition with the Buyer and/or TBML;

7.1.2	for a period of 2 years from the date of Completion in relation to the Restricted Products or Services or any of them, solicit or canvass, accept orders from or otherwise deal with any person, firm, company or other organisation who was a customer of the Businesses or in the habit of doing business with the Sellers in relation to the Businesses at any time during the 2 years prior to Completion or at the date of Completion was in the process of negotiating or contemplating doing business with the Sellers in relation to the Businesses; or

7.1.3	for a period of 2 years from the date of Completion solicit or entice away or endeavour to solicit or entice away from the Businesses any person employed or otherwise engaged in the Businesses on the date of Completion, whether or not that person would commit any breach of his contract of employment by reason of his leaving the service of the Buyer or TBML.

7.2	Each of the Sellers undertakes with the Buyer and TBML that they will not (and shall procure that no Associated Company will) at any time after Completion without the express consent of the Buyer and/or TBML directly or indirectly, whether by itself, its employees or agents or otherwise howsoever:

7.2.1	engage in any trade or business or be associated with any person firm or company engaged in any trade or business using the Trade Names or any name incorporating words used in the Trade Names or any similar name or names or any colourable imitation of them; or

7.2.2	in the course of carrying on any trade or business, claim, represent or otherwise indicate any present association with the Businesses or, for the purpose of obtaining or retaining any business or custom, claim, represent or otherwise indicate any past association with the Businesses PROVIDED THAT the Sellers shall not be prevented from using the trade name “Lab21”.

7.3	None of the restrictions contained in clauses 7.1 and 7.2 shall apply to the Sellers in the context of the proper performance by any of them of their duties pursuant to the terms of the TSA.

7.4	Each of the Sellers acknowledges that it has Confidential Information. Each of the Sellers further acknowledges that the disclosure of Confidential Information (whether directly or indirectly) to actual or potential competitors of the Businesses would place it at a competitive disadvantage and would do damage (whether financial or otherwise) to the Businesses. Each of the Sellers accordingly agrees to enter into the restrictions contained in clauses 7.5 to 7.8.

7.5	Each of the Sellers undertakes that it will not, and will procure that no Associated Company will, at any time after Completion:

7.5.1	disclose any Confidential Information to any person except to those authorised by the Buyer and/or TBML to know;

7.5.2	use any Confidential Information for their own purposes; or

7.5.3	through failure to exercise all due care and diligence cause or permit any unauthorised disclosure of any Confidential Information.

7.6	The restrictions in clause 7.5 shall not apply:

7.6.1	in respect of any of the Confidential Information which is in or becomes part of the public domain, other than through a breach of the obligations of confidentiality set out in this Agreement;

7.6.2	to any of the Sellers to the extent that they are required to disclose Confidential Information by any applicable law, governmental order, decree, regulation, licence or rule or pursuant to the regulations of any securities exchange or regulatory or governmental body to which they are subject; or

7.6.3	to any of the Sellers to the extent that they are required to use or disclose Confidential Information for the purposes of proper performance of their duties pursuant to the terms of the TSA.

7.7	The parties agree that each of the undertakings set out in this clause 7 are separate and severable and enforceable accordingly and if any one or more of such undertakings or part of an undertaking is held to be against the public interest or unlawful or in any way an unreasonable restraint of trade, the remaining undertakings or remaining part of the undertakings will continue in full force and effect and will bind the Sellers.

7.8	Each of the Sellers acknowledges that it has had the opportunity to take independent advice on the restrictions in clauses 7.1 to 7.6. While those restrictions are considered by the parties to be reasonable in all the circumstances, it is agreed that if any of those restrictions, by themselves or taken together, shall be adjudged to go beyond what is reasonable in all the circumstances for the protection of the legitimate interests of the Buyer and TBML but would be adjudged reasonable if part or parts of their wording were deleted or amended or qualified or their periods were reduced or the range of products or services or area dealt with by them were reduced in scope, then the relevant restriction or restrictions shall apply with such modification or modifications as may be necessary to make it or them valid and effective.

8	Completion

8.1	The sale and purchase of the Businesses and the Assets will be completed at the offices of the Buyer’s Solicitors or at such other place as the parties may agree immediately after the signing and exchange of this Agreement when the Sellers will deliver to the Buyer or TBML (as appropriate):

8.1.1	all of the Assets which are capable of transfer by delivery whereupon the title to such Assets will pass to the Buyer (or pursuant to clause 2.6, TBML) by such delivery;

8.1.2	the Leased Assets and the Loaned Assets (subject to the provisions of clause 13);

8.1.3	the Contracts together with, where they have been requested by the Buyer or TBML and are available at Completion for exchange, duly executed agreements for the assignment or novation of them to the Buyer or TBML (as the Buyer shall direct), and all requisite consents and licences of any relevant third party, in each case in the agreed form;

8.1.4	the Disclosure Letter;

8.1.5	an executed counterpart of the TSA;

8.1.6	the Records and the Marketing Information;

8.1.7	copies of all Sale Consents;

8.1.8	all mortgages, debentures or charges over the Assets (or any of them) duly vacated or (if the mortgages or charges also relate to other property) duly executed releases of the Assets from all mortgages, debentures or charges over the Assets (such releases to include confirmation that no steps have been taken to crystalise any floating charges contained therein) in the agreed form; and

8.1.9	the originals of all documents in the Sellers’ possession constituting or evidencing the Employees’ contracts of employment together with all National Insurance and PAYE records fully completed in respect of the Employees and showing that payments are up to date.

8.2	On Completion the Buyer shall:

8.2.1	pay the sum of £2,900,000 (two million nine hundred thousand pounds) to the Bank in cash by way of CHAPS transfer from a clearing bank to such account as may have been communicated to the Buyer’s Solicitors by the Bank (or its nominated advisers) for the purposes of receipt of such sum and payment of such sum to the Bank will be a good and sufficient discharge to the Buyer in respect of that sum and the Buyer will not be further concerned as to the application of the money so paid; and

8.2.2	pay the sum of £1,442,752 (one million four hundred and forty two thousand seven hundred and fifty two pounds) in cash by way of a CHAPS transfer from a clearing bank to the client account of the Sellers’ Solicitors (who will supply details on request) or by such other method as shall be agreed between the parties; and

8.2.3	authorise the Sellers’ Solicitors to release £75,000 from the Exclusivity Payment.

8.3	The Sellers’ Solicitors are authorised to receive that part of the Completion Payment referred to in clause 8.2.2 and that part of the Exclusivity Payment referred to in clause 8.2.3 (and subject to its release in accordance with clause 10, the Exclusivity Payment Balance) on behalf of the Sellers and payment and/or release of such sums to them as provided for in clause 8.2 and in clause 10 will be a good and sufficient discharge to the Buyer and the Buyer will not be further concerned as to the application of the money so paid or its allocation as between the Sellers.

8.4	Within 30 Business Days following Completion the Sellers will:

8.4.1	provide duly executed assignments of the Seller IPR and Goodwill to TBML together with:

(i)	all documents of title, certificates, deeds, licences, agreements and other documents relating to them and (where registration in respect of any of them has been applied for but has not been obtained at the date of Completion) copies of the relevant applications; and

(ii)	all manuals, drawings, plans, documents and other materials and media on which the Know-how and the Confidential Information are recorded;

8.4.2	provide duly executed counterparts of any further documents which may be reasonably required by the Buyer and/or TBML to transfer or re-register any Seller IPR into the name of TBML in any jurisdiction where such Seller IPR may be registered;

8.4.3	make, or instruct an agent to make, the necessary applications to cause the rights in the Domain Names to be transferred by the relevant domain name registrar to the Buyer or TBML (or as the Buyer shall direct);

8.4.4	provide any supporting letters and documentation that may be required by the relevant domain name registrar in order to transfer the rights in any of the Domain Names to the Buyer or TBML (or as the Buyer shall direct); and

8.4.5	provide to the Buyer or TBML all the passwords and signed letters of instruction necessary to change the agent/tag holder together with any such further information as may be required to enable title to and control of the Domain Names to transfer to the Buyer or TBML.

8.5	The Sellers confirm and acknowledge to the Buyer that they have secured and obtained all Sale Consents and hereby indemnify the Buyer and TBML in connection with any and all actions, claims and proceedings from time to time made against the Buyer and/or TBML and all loss or damage and all payments, costs or expenses made or incurred by them as a consequence of any failure by the Sellers to secure or obtain any such Sale Consents.

9	Properties

9.1	The provisions of Part B of Schedule 2 will apply in relation to the Properties.

9.2	The Buyer will be responsible for the discharge of the Exit Liabilities (as defined in clause 9.4). Where the Leases have not been assigned to the Buyer prior to the establishment of the Exit Liabilities, then subject to receipt of the Rent Deposit pursuant to clause 9.3, the Buyer will pay the Exit Liabilities (using the Rent Deposit) to the relevant landlord as agent for the Sellers.

9.3	In connection with the Rent Deposit (which the parties acknowledge is an Asset the rights title and interest to which has been purchased by the Buyer pursuant to this Agreement), Lab21 undertakes to the Buyer that:

9.3.1	it shall use all reasonable endeavours to procure that Siemens Healthcare Diagnostics Products Limited (as ‘Landlord’ under the Rent Deposit Deed) (“Siemens”) shall pay the Rent Deposit to the Buyer as and when such amount becomes due and payable to Lab21 in accordance with the terms of the Rent Deposit Deed; or

9.3.2	where Siemens pays the Rent Deposit to Lab21, Lab21 shall remit such amount to the Buyer immediately upon receipt.

9.4	The Buyer will use the Rent Deposit for the purposes of satisfying liabilities for dilapidations in respect of the Properties (“Exit Liabilities”). The Buyer undertakes to Lab21 to negotiate with the relevant landlords of the Properties with the objective, where possible, of minimising Exit Liabilities. In connection with such negotiations, the Buyer undertakes to Lab21 to:

9.4.1	inform and consult with Lab21 in connection with the progress of such negotiations; and

9.4.2	consider and take account of all reasonable proposals of Lab21 for minimising Exit Liabilities prior to taking agreeing the amount of the Exit Liabilities with any such landlord.

9.5	Where the negotiations with the relevant landlords of the Properties result in Exit Liabilities being less than the Rent Deposit Amount (a “Saving”), subject to receipt of the Rent Deposit pursuant to clause 9.3, the Buyer shall pay an amount equal to 50% of the Saving to Lab21, after deduction of reasonable third party costs and expenses incurred by the Buyer in agreeing Exit Liabilities with the relevant landlord.

9.6	Where Exit Liabilities exceed the Rent Deposit Amount, then subject to receipt of the Rent Deposit pursuant to clause 9.3, the Buyer shall use the full amount of the Rent Deposit for the purposes of satisfying such liabilities and acknowledges that it shall be responsible (without recourse to the Sellers) for settlement of Exit Liabilities.

9.7	For the purposes of this clause 9, “Rent Deposit Amount” shall mean the amount held by Siemens under the Rent Deposit Deed before any deductions for dilapidations.

10	Debts and Creditors

10.1	The Debts are excluded from the sale and purchase of the Businesses and shall be an Excluded Asset.

10.2	The Buyer shall, subject to the provisions of this clause 10, assume responsibility for and discharge the Creditors and shall indemnify the Sellers in respect of the same.

10.3	At the request of the Buyer, the Sellers shall, as agents and on behalf of the Buyer, settle amounts due to any of the Creditors which the Buyer requires the Sellers (or either of them) to discharge on its behalf, subject always to being placed in sufficient funds by the Buyer to discharge the amount(s) due to any such Creditor. Where a Seller agrees to discharge any such Creditor in accordance with this clause 10.3, it shall do so within 2 Business Days of being placed in funds by the Buyer for the purpose.

10.4	The Buyer and the Sellers acknowledge that the Completion Payment has been adjusted to take account of the amounts which the Sellers have disclosed to the Buyer as being payable to Creditors (being £207,248), with such amounts being specified in Schedule 8 (“Expected Creditor Payments”).

10.5	The Buyer shall, as soon as possible following Completion, and in any event within 20 Business Days thereof, deliver to the Sellers an assessment (the “Draft Assessment”) setting out:

10.5.1	payments the Buyer has made to Creditors since the Transfer Date, together with details (where applicable) of where any such payments made have exceeded Expected Creditor Payments (due to Expected Creditor Payments or any of them having been understated by the Sellers) PROVIDED THAT no payments in excess of the Expected Creditor Payments shall be made by the Buyer without the prior agreement of the Sellers, such agreement not to be unreasonably withheld or delayed; and

10.5.2	payments to Creditors which the Buyer has agreed with the Creditors still need to be made by the Buyer to such Creditors;

(together “Required Creditor Payments”).

10.6	The Sellers shall notify the Buyer within 5 Business Days of the later of receipt of the Draft Assessment or 5th August 2013 (“Review Period”), whether or not it accepts the Draft Assessment for the purposes of this Agreement. If the Sellers are satisfied with the content of the Draft Assessment, then the Consideration shall be adjusted as set out in clauses 10.8 to 10.10 (as applicable) and settled in accordance with clause 10.11. If within the Review Period the Sellers notify the Buyer that they object to the contents of the Draft Assessment, then the Buyer and the Sellers shall negotiate in good faith to attempt to agree such amendments to the Draft Assessment as may be deemed necessary. Where agreement is subsequently reached on the matter, then the Consideration shall be adjusted as set out in clauses 10.8 to 10.10 (as applicable) and settled in accordance with clause 10.11. If the Sellers and the Buyer fail to agree the Draft Assessment, the matter shall be referred to an Independent Accountant as provided for in clause 12.3 but by reference to this clause 10. The Draft Assessment when agreed or determined shall become the final assessment (“Final Assessment”).

10.7	The Sellers and the Buyer shall use all reasonable endeavours to procure that all records, working papers and other information as may reasonably be required by the Buyer or the Sellers for the purposes of clauses 10.4 to 10.6 (inclusive) shall be made available to them on request.

10.8	Where in the Final Assessment the Expected Creditor Payments are found to have been correct and there does not require further adjustment in respect of such payments, then the Buyer shall promptly authorise the release of the Exclusivity Payment to the Sellers in full within 2 Business Days of such finding.

10.9	Where in the Final Assessment (as approved or determined in accordance with clause 10.6) the value of Required Creditor Payments is found to be less than Expected Creditor Payments (the amount by which Expected Creditor Payments exceeds Required Creditor Payments being an “an Overprovision”), then the Buyer shall:

10.9.1	promptly authorise the release of the full amount of the Exclusivity Payment Balance to the Sellers; and

10.9.2	to the extent that it can satisfy the Overprovision in full, satisfy the Overprovision by applying a credit of against rent agreed by the Sellers to be payable to the Buyer for the six months commencing on the Transfer Date in respect of their occupation of the Cambridge Property for such period less any such rent paid since the Transfer Date (with such credit being applied evenly over the remainder of such six month period); and

10.9.3	to the extent the Overprovision has not been satisfied in full by the provisions of clause 10.9.2, then the Buyer shall make an additional payment in cash to the Sellers to satisfy the remaining amount of the Overprovision (“Buyer’s Additional Payment”).

10.10	Where in the Draft Assessment (as approved or determined in accordance with clause 10.6) the value of Required Creditor Payments is found to exceed the value of Expected Creditor Payments, then the Buyer shall (subject to the Exclusivity Payment exceeding the value of such excess) be entitled to deduct an amount equal to the difference (“the Excess”) from the Exclusivity Payment and shall promptly authorise the release of the remaining balance of the Exclusivity Payment to the Sellers, provided that if the value of the Excess exceeds the value of the Exclusivity Payment, the Exclusivity Payment shall be released to the Buyer in full and the Sellers shall promptly pay to the Buyer an amount equal to the difference between the Exclusivity Payment and the actual value of the Excess (“Sellers’ Additional Payment”).

10.11	Payment of the Buyer’s Additional Payment or the Sellers’ Additional Payment shall, as appropriate, be made by payment into the account of the Sellers’ Solicitors specified pursuant to clause 8.2 or into such account as the Buyer’ Solicitors shall nominate for the purpose (or into such other accounts as the Buyer and the Sellers may otherwise agree for the purpose).

11	Liabilities and apportionments

11.1	Save as otherwise expressly provided in this Agreement (including avoidance of doubt the assumption of the Exit Liabilities by the Buyer pursuant to clause 9.2 and the assumption of the Creditors by the Buyer pursuant to clause 10.2) and notwithstanding anything to the contrary contained in any agreement for the assignment or novation of any Contract to which the Sellers and the Buyer and/or TBML become a party on or after Completion (a “Contract Novation”), all profits and receipts of the Businesses and all losses, liabilities and outgoings in respect of the Businesses up to the Transfer Date shall belong to and be paid, borne and discharged by the Sellers and all profits and receipts of the Businesses and all losses, liabilities and outgoings of the Businesses after the Transfer Date shall belong to and be paid, borne and discharged by the Buyer, or where they may relate to any Contract, by TBML.

11.2	The parties agree to indemnify each other so as to give effect to the above sub-clause.

11.3

The Buyer (with the co-operation of the Sellers) shall cause a schedule of apportionments as at the Transfer Date to be prepared and agreed within 30 Business Days of the Transfer Date. That schedule shall show all expenses, outgoings, income, customer deposits, prepayments, accruals and similar items (including Employees’ holiday pay) which relate to periods which extend both before and after the Transfer Date. Any net balance due in accordance with the schedule shall be paid to the party entitled to it within 5 Business Days after the amount due is agreed or determined. If the schedule of apportionments is not agreed within 30 Business Days of the Transfer Date, the matter shall be referred by either the Sellers or the Buyer (as the case may be) to the Independent Accountant who will act as an expert and not as an arbitrator and will ascertain and certify the amount (if any) payable by the Sellers to the Buyer or (as the case may be) the Buyer to the Sellers in accordance with the foregoing provisions of this clause 11. The decision of the Independent Accountant (which will be notified in writing to the Sellers and the Buyer) will be final and binding on the parties and his fees will be borne by the Sellers and the Buyer in such proportions as he may determine or, in the absence of any such determination, by the Sellers and the Buyer in equal shares. The Sellers and the Buyer will provide the Independent Accountant with such information and assistance as he may reasonably require for the purpose of resolving the dispute and ascertaining and certifying the amounts in question.

11.4	Without prejudice to clause 11.1, nothing in this Agreement or contained in any Contract Novation will make the Buyer and/or TBML liable in respect of the Excluded Liabilities or anything done or omitted to be done by the Sellers up to the Transfer Date or in relation to the use of the Assets or the carrying on of the Businesses generally up to the Transfer Date, other than as may have been specifically assumed by the Buyer and/or TBML under this Agreement. The Sellers will indemnify the Buyer and TBML in full against any losses or damage to the Businesses or any liability (which liability will include all losses or costs, claims, expenses and damages including legal and other reasonable and properly incurred professional fees and expenses) which the Buyer and/or TBML may suffer or incur, directly or indirectly, as a result of anything done or omitted to be done by the Sellers including:

11.4.1	any failure by the Sellers in the performance of any of the obligations of the Sellers falling due up to the Transfer Date under any of the Contracts; and

11.4.2	any act, default or transaction of the Sellers or any circumstance occurring in respect of the use of the Assets or the carrying on of the Businesses up to the Transfer Date including those in any way relating to Contracts with customers entered into prior to the Transfer Date in respect of products sold and/or delivered or services rendered by the Buyer and/or TBML after the Transfer Date, as well as products sold and/or delivered or services rendered by the Sellers up to the Transfer Date, and so that where there are any claims by any third parties in respect of products sold and/or delivered or services rendered up to the Transfer Date the claims will be met in full by the Sellers.

11.5	Nothing in this Agreement will make the Sellers liable in respect of anything done or omitted to be done by the Buyer and/or TBML after the Transfer Date or in relation to the use of the Assets or the carrying on of the Businesses by the Buyer and/or TBML generally after the Transfer Date other than as may have been specifically assumed by the Sellers under this Agreement. The Buyer or TBML (as appropriate) will indemnify the Sellers in full against any losses or damage or any liability (which liability will include all losses or costs, claims, expenses and damages including legal and other reasonable and properly incurred professional fees and expenses) which the Sellers may suffer or incur as a result of anything so done or omitted to be done by the Buyer or TBML (as appropriate).

11.6

Where at any time after the Transfer Date, the Sellers are the subject of a claim made by a customer of the Businesses in relation to the supply of defective products by the Sellers prior to the Transfer Date or services provided by the Sellers prior to the Transfer Date for which the Sellers are responsible pursuant to the provisions of clause 11.4 (a “Customer Claim”) and the Sellers are, due to having sold the Businesses and the Assets pursuant to the terms of this Agreement, unable to provide replacement products or additional services requested by such customer for the purposes of satisfying any such Customer Claim, then the Sellers may make a request of the Buyer and/or TBML that it supply the Sellers with such replacement products or services as they may reasonably require in order to assist it in satisfying that Customer Claim PROVIDED THAT where the Buyer and/or TBML agrees to provide the Sellers with such replacement products or services, the Buyer and/or

TBML and the Sellers will negotiate in good faith to agree terms on which the Buyer and/or TBML will supply the same to the Sellers and the Buyer and/or TBML (as appropriate) shall be entitled, as a minimum, to charge the Sellers at cost for providing such products or services.

11.7	Notwithstanding any other provision in this Agreement the Seller shall not be liable for any repair or replacement costs relating to the Assets.

12	Contracts

12.1	Subject to the provisions of clause 11 and the other provisions of this clause 12 the Buyer and/or TBML will with effect from Completion adopt, perform and fulfil the Contracts.

12.2	In so far as the benefit (subject to the burden) of any of the Contracts cannot be transferred by the Sellers to the Buyer or TBML except by way of an agreement or novation or with consent to the assignment from a third party then this Agreement will not operate to transfer the benefit of any such Contract and:

12.2.1	the Sellers will, at their own expense when required to do so by the Buyer or TBML, use their respective best endeavours (with the co-operation of the Buyer or TBML) to procure that such Contracts are novated or assigned or consent is obtained as soon as is reasonably practicable (provided that the Buyer and/or TBML will not be obliged to make any payment, give any security or provide any guarantee as the basis for any such novation, assignment or consent);

12.2.2	subject to clause 12.3, unless and until any such Contracts are novated or assigned or consent is obtained, the Sellers will continue their corporate existence, will hold the benefit of such Contracts upon trust for the Buyer and/or TBML absolutely and will account to the Buyer and/or TBML for any sums or any other benefits received by the Sellers in relation to such Contracts without any deduction or withholding of any kind;

12.2.3	subject to clause 12.3, the Buyer and/or TBML will, as the Sellers’ agent, perform all the obligations of the Sellers relating to the period after the Transfer Date;

12.2.4	subject to clause 12.3, unless and until any such Contracts are novated or assigned or consent is obtained the Sellers will act in accordance with the reasonable directions of the Buyer and/or TBML in all matters relating to such Contracts for so long as the Sellers are required and authorised so to do by the Buyer and/or TBML.

12.3	If notwithstanding the best endeavours of the Sellers pursuant to clause 12.2, the rights and obligations of the Sellers under any Contract sold to the Buyer or transferred to TBML cannot be transferred to the Buyer or TBML whether by way of novation or assignment or because any necessary consent is not forthcoming or is refused or otherwise not obtained on terms reasonably satisfactory to the Buyer and/or TBML within 20 Business Days of having been sought, then the Buyer and/or TBML will be entitled by notice in writing to the Sellers to require the Sellers either to terminate the relevant Contract or to exclude the same from the Assets whereupon the Sellers will indemnify the Buyer and/or TBML in full against any liability or obligation in respect of such Contract and all losses or costs, claims, expenses and damages (including legal and other professional fees and expenses) arising from such Contract or its termination or exclusion from this Agreement.

13	Leased Assets, Loaned Assets and Software

13.1	The Sellers shall allow the Buyer to take possession of the Leased Assets and the Loaned Assets upon Completion on terms that:

13.1.1	the Buyer undertakes not to hold itself out as owner of the Leased Assets or the Loaned Assets nor to sell offer for sale, assign, charge or create any lien on such Leased Assets and Loaned Assets and to keep the Leased Assets and the Loaned Assets in its own possession and at its own expense (including any rentals or other similar charges due in respect of the period the Buyer has possession); and

13.1.2	the Buyer undertakes that during such time as it is not the owner of the Leased Assets or the Loaned Assets it will at its own cost deliver possession of the Leased Assets to the Sellers immediately upon demand or to the owner of the Loaned Assets as and when required to do so by the owner(s) thereof.

13.2	The Sellers agree that, at the request of the Buyer made within a period of 60 days of Completion, they will use their respective reasonable endeavours to assist the Buyer in reaching satisfactory arrangements with the respective owners of the Leased Assets and (if required, the Loaned Assets). For the avoidance of doubt the Sellers shall not be under any obligation to make any payments to the owners or suppliers of any of the Leased Assets or the Loaned Assets in assisting the Buyer under this clause.

13.3	The Sellers acknowledge that, whilst the Buyer is not acquiring any right to the Q-Pulse system which includes Third Party Software, certain data contained within the Q-Pulse system forms part of the Records (being an Asset acquired by the Buyer under this Agreement). Accordingly, without prejudice to any other provision of this Agreement or the TSA, the Buyer and its agents will be entitled at any time on giving reasonable notice to have access to and take copies (in whatever format reasonably requested) of any and all Records which are stored on the Q-Pulse system.

14	Employees

14.1	The parties acknowledge that TUPE applies to the sale and purchase of the Businesses effected by this Agreement and accordingly the contracts of employment between the Sellers and the Employees (save for the provisions and rights relating to occupational pension schemes, if any, excluded by regulation 10 TUPE) shall transfer the Buyer with effect from the Transfer Date pursuant to TUPE.

14.2	Prior to the Transfer Date the Sellers shall;

14.2.1	use reasonable endeavours to retain the services of each of the Employees and shall not dismiss any of the Employees without the Buyer’s written consent which shall not be withheld in the case of serious misconduct;

14.2.2	not make, propose or permit any change in their terms and conditions of employment or other arrangement of any of the Employees;

14.2.3	not replace any of the Employees or deploy any person other than those who are already assigned to the Businesses or materially increase the proportion of time any Employee or any other employee of the Sellers or any Associated Company spends working in connection with the Businesses (save in the case of such of the Employees where the increase is caused by the work done in relation to this Agreement); and

14.2.4	not increase or seek to increase the emoluments (excluding cost of living increases awarded in the ordinary course of business) payable to any of the Employees.

14.3	The Sellers have provided in Schedule 4 and the documents attached to the Disclosure Letter the employee liability information as required by regulation 11 TUPE in the time and manner stipulated by that regulation, informing the Buyer in writing immediately of any updates to that information.

14.4	The Sellers will in respect of the period on or before the Transfer Date:

14.4.1	pay all wages, salaries and other benefits of the Employees (including any contributions to retirement benefit schemes) and discharge all other financial obligations (including reimbursement of any expenses) owing to the Employees;

14.4.2	procure that any loans or advances made to the Employees before the Transfer Date are repaid to them by the Transfer Date;

14.4.3	account to the proper authority for all PAYE tax deductions and national insurance contributions payable in respect of the Employees; and

14.4.4	pay the Buyer (as directed) within 14 days of the Transfer Date an amount which fairly reflects the progress of each of the Employees towards achieving any commission, bonus, profit share or other incentive payment payable after the Transfer Date wholly or partly in respect of a period before the Transfer Date.

14.5	The Sellers will discharge their obligations under clauses 14.4.1 and 14.4.3 on or before 25 July 2013. After the Transfer Date, the Sellers will pay the sums due under clause 14.4.1 and discharge the obligations under clause 14.4.3 until 31 July 2013 as the agent of the Buyer and at the Buyer’s expense.

14.6	The Sellers shall indemnify the Buyer in full against all Employment Liabilities arising out of or connected with any claim or other legal recourse by:

14.6.1	any of the Employees (whether on their own behalf or in their capacity as employee representatives) which relates to any actual or alleged act or omission of any of the Sellers or any Associated Company prior to the Transfer Date or any other event or occurrence prior to the Transfer Date save for where such act or omission results from complying with the instructions of the Buyer or the event or occurrence happens or occurs because of an act or omission or a prospective act or omission of the Buyer and/or;

14.6.2	any employee representatives acting on behalf of any of the Employees which relates to any actual or alleged act or omission of any of the Sellers or any Associated Company prior to the Transfer Date or any other event or occurrence prior to the Transfer Date save for where such act or omission results from complying with the instructions of the Buyer or a failure by the Buyer to provide information required under regulation 13(4) of TUPE;

14.6.3	any claim or allegation by an Employee or any trade union, staff association or staff body recognised by the Sellers in respect of any of the Employees or any employee representatives acting on behalf of any of the Employees which relates to any actual or alleged failure by any of the Sellers to comply with regulation 13 of TUPE save where the Buyer has failed to comply with its obligations under regulation 13(4) of TUPE (where the reason for such failure does not relate to the acts or omissions of any of the Sellers); and

14.6.4	any material statement communicated to or material action taken by any of the Sellers or any Associated Company in respect of any of the Employees on or before the Transfer Date regarding the transfer effected by this Agreement which has not been agreed in advance with the Buyer.

14.7	The parties intend that TUPE shall apply only to the Employees and accordingly the Sellers undertake to indemnify the Buyer in full from all Employment Liabilities arising out of or in connection with:

14.7.1	any contract of employment (including, without prejudice to the generality of the foregoing, the termination of it) with; or

14.7.2	any obligation in relation to any matter whatsoever (whether arising before or after the Transfer Date) to any person who is not an Employee where such contract or obligation is transferred to the Buyer under TUPE (or under any EC directive, regulation or other legislation having like effect) by the sale and purchase of the Businesses effected by this Agreement or is alleged by such person (or employee representative acting on behalf of such person) to have been so transferred.

14.8	The Buyer shall indemnify the Sellers in full against all Employment Liabilities arising out of or connected with:

14.8.1	any actual or alleged act or omission of Buyer after the Transfer Date (or any other event or occurrence after the Transfer Date) in respect of any Employee (including but not limited to any liability which arises because an Employee’s employment with the Buyer is deemed to include his previous continuous employment with the Sellers) save where such act or omission results from complying with the instructions of the Sellers;

14.8.2	any claim or allegation by an Employee or any employee representatives acting on behalf of any of the Employees which relates to any actual or alleged failure by the Buyer to comply with its obligations under regulation 13(4) of TUPE save where the failure stems from the acts or omissions of any of the Sellers;

14.8.3	any claim or allegation by any of the Employees (whether on their own behalf or in their capacity as employee representatives) that there has been or will be a substantial change in working conditions to their material detriment within regulation 4(9) of TUPE.

14.9	The following provisions shall apply in the event of any claim being made or threatened against the Buyer which involves or gives rise to or is likely to involve or give rise to an obligation or liability which the Sellers are required to discharge or in respect of which or any part of which the Sellers are required to reimburse or otherwise make any payment to or indemnify the Buyer under this clause:

14.9.1	the Buyer shall notify the Sellers in writing immediately upon receipt by the Buyer or its otherwise becoming aware of the claim;

14.9.2	the Buyer shall allow the Sellers and their professional advisers to investigate the matter or circumstances alleged to give rise to such claim and whether and to what extent any amount is payable in respect of such claim and for such purpose the Buyer shall give all such information and assistance including access to premises and personnel and the right to examine and copy or photograph any assets, accounts, documents and records as the Sellers or their professional advisers may reasonably request. The Sellers agree to keep all such information confidential and only to use it for the purposes of this clause;

14.9.3	no admission of liability shall be made by or on behalf of the Buyer and the claim shall not be compromised, disposed of or settled without the prior written consent of the Sellers; and

14.9.4	at their own cost the Sellers shall have the right to control, conduct or settle any such claim but shall consult fully with the Buyer as to the question of resisting, appealing, compromising or contesting it.

14.9	The provisions of clause 14.8 shall apply mutatis mutandis in respect of any claim which is made or threatened against the Sellers which involves or gives rise to or is likely to involve or give rise to an obligation or liability which the Buyer is required to discharge or in respect of which or any part of which the Buyer is required to reimburse or otherwise make any payment to or indemnify the Sellers under this clause and for such purposes all references in clause 14.9 to the Sellers shall be construed as references to the Buyer and vice versa.

15	TBML Guarantee

15.1	In consideration of the Sellers entering into this Agreement, at the request of the Buyer, TBML unconditionally and irrevocably guarantees to the Sellers, the due and punctual payment of all monies payable by the Buyer under this Agreement.

15.2	If the Buyer defaults on the payment of any amount due and payable to the Sellers under this Agreement, TBML shall immediately on demand by the Sellers unconditionally pay that amount to the Sellers in the manner prescribed in this Agreement as if it were the Buyer.

15.3	This guarantee is a continuing guarantee and shall extend to the ultimate balance of sums payable by the Buyer under this agreement, regardless of any intermediate payment or discharge in whole or in part. It shall not be affected by an act, omission, matter or thing which, but for this clause 15.3, would reduce, release or prejudice any of TBML’s obligations under this clause 15 (without limitation and whether or not known to it or the Sellers).

15.4	If any payment by the Buyer, or any discharge given by the Sellers is avoided or reduced as a result of insolvency or any similar event, the liability of the Buyer and TBML shall continue as if the payment, discharge, avoidance or reduction had not occurred and the Sellers shall be entitled to recover the value or amount of that security or payment. TBML waives any right it may have of first requiring the Sellers (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from TBML under this clause 15.

15.5	Until all amounts which may be or become payable by the Buyer under or in connection with this Agreement have been irrevocably paid in full and unless the Sellers otherwise directs in writing, TBML shall not exercise any rights which it may have from or against the Buyer, its liquidator, an administrator, co-guarantor or any other person by reason of performance by it of its obligations under this clause 15.

15.6	The obligations of TBML shall be in addition to and independent of all other security which the Sellers may at any time hold in respect of any of the obligations of the Buyer under this Agreement.

16	Information and access

16.1	Without prejudice to any other provision of this Agreement the Buyer and TBML and its agents will be entitled for a period of 6 years from Completion on giving reasonable notice to have access during normal business hours and to take copies (at its own expense) of any books documents or other records (including computer records) relating (whether wholly or partly) to the Businesses and the Assets and which have not been delivered to the Buyer.

16.2	The Sellers and their agents will, where necessary for the completion of their accounts or tax returns or for dealing with any claims or disputes relating to the use of the Assets or the carrying on of the Businesses up to the Transfer Date, be entitled for a period of 6 years from Completion on giving reasonable notice to have access during normal business hours and to take copies of (at their own expense) any of the Records.

17	Future enquiries and assistance

17.1	The Sellers agree with the Buyer and TBML promptly to refer all enquiries relating to the Businesses to the Buyer and to assign to the Buyer and/or TBML (as appropriate) all orders relating to the Businesses which the Sellers may receive after Completion.

17.2	The Sellers will at the Buyer’s and/or TBML’s request and cost give to the Buyer and/or TBML (as appropriate) all reasonable assistance within the power of the Sellers to enable the Buyer and or TBML (as appropriate) to enforce the Claims or any of them.

18	Further assurance

18.1	The parties agree that they will do or procure the doing of all such acts and things and execute or procure the execution of all such documents as may be required on or after Completion to vest in the Buyer or TBML legal and beneficial ownership of those of the Assets which are being acquired or transferred to them in accordance with this Agreement and otherwise to give effect to its terms.

19	Continuing effects of this Agreement

19.1	All provisions of this Agreement shall so far as they are capable of being performed or observed continue in full force and effect notwithstanding Completion except in respect of those matters then already performed and Completion shall not constitute a waiver of any of the Buyer’s or TBML’s rights in relation to this Agreement. All rights and remedies conferred on the Buyer or TBML under this Agreement are cumulative and are additional to, and not exclusive of, any rights or remedies provided by law or otherwise available at any time to the Buyer and/or TBML.

20	Announcements and confidentiality

20.1	Save as (but only to the extent) expressly required by law or by any relevant regulatory, governmental or quasi-governmental authority all announcements by, or on behalf of any of the parties to this Agreement relating to the transactions contemplated by this Agreement or any matter ancillary to it and any disclosure of the terms of this Agreement (save as required by law) made by the Sellers shall be in terms previously approved in writing by the Buyer and/or TBML.

20.2	Each party shall at all times after the date of this Agreement keep and procure to be kept strictly confidential all information belonging to any of the other parties received or obtained as a result of entering into or performing this Agreement and any document in the agreed form which relates to:

20.2.1	the subject matter and provisions of this Agreement;

20.2.2	the negotiations relating to this Agreement; and

20.2.3	each of the other parties

and shall neither use nor disclose any such information except for the purposes of the proper performance of this Agreement or with the prior written consent of the other parties. Where disclosure is made to any employee, consultant, adviser or agent, it shall be made subject to obligations equivalent to those set out in this Agreement and each party shall use its reasonable endeavours to procure that any such employee, consultant, adviser or agent complies with all those obligations. Each party shall be responsible to each of the other parties in respect of any disclosure or use of any such information belonging to the other parties by a person to whom disclosure is made. In this clause 20.2 disclosure includes disclosure in writing or by any other means.

20.3	The obligations of confidentiality in this clause 20 shall not extend to a party in respect of any matter which that party can show:

20.3.1	is in or the public domain other than as a result of a breach of the obligations of confidentiality under this Agreement;

20.3.2	was in that party’s written records prior to the date of this Agreement and not subject to any obligations of confidentiality;

20.3.3	was independently disclosed to that party by a third party entitled to disclose it;

20.3.4	is required to be disclosed for the purposes of stamping, by law of any relevant jurisdiction or for the purpose of any judicial or quasi-judicial proceedings;

20.3.5	is required by or for the purposes of any filing or registration by a party with any regulatory, governmental or quasi-governmental authority to which any party is subject or submits and wherever situated, (including the United Kingdom Listing Authority, the Land Registry and HM Revenue and Customs) and whether or not the requirement for information has the force of law; or

20.3.6	is disclosed on a strictly confidential, need to know basis to the employees, professional advisors, auditors and bankers of such party.

21	Releases waivers etc by the Buyer/TBML

21.1	The Buyer and TBML may, in their discretion, in whole or in part release, compound or compromise, or waive its rights or grant time or indulgence in respect of, any liability of any the Sellers to them under this Agreement.

21.2	Subject to paragraph 1.2 of Schedule 7, neither the single or partial exercise or temporary or partial waiver by the Buyer or TBML of any right, nor the failure by the Buyer or TBML to exercise in whole or in part any right or to insist on the strict performance of any provision of this Agreement, nor the discontinuance, abandonment or adverse determination of any proceedings taken by the Buyer or TBML to enforce any right or any such provision shall (except for the period or to the extent covered by any such temporary or partial waiver) operate as a waiver of, or preclude any exercise or enforcement or (as the case may be) further or other exercise or enforcement by the Buyer or TBML of, that or any other right or provision.

21.3	The giving by the Buyer or TBML of any consent to any act which by the terms of this Agreement requires such consent shall not prejudice the right of the Buyer or TBML to withhold or give consent to the doing of any similar act.

21.4	The rights and remedies expressly provided for by this Agreement will not exclude any rights or remedies provided by law.

22	Notices

22.1	Except as otherwise provided in this Agreement, every notice (including any request, demand, instruction, communication or other document) under this Agreement shall be in writing and shall be deemed to be duly given if it is addressed to the party to whom it is intended to be given at its authorised address and:

22.1.1	delivered by hand personally to the addressee (or, where the addressee is a corporation, any one of its directors or its secretary) or left in a letter box or other appropriate place for the receipt of letters at that address; or

22.1.2	duly sent by prepaid first class post (or by airmail registered post if overseas); or

22.1.3	duly transmitted to that address by facsimile transmission (“fax”),

and, in proving the giving or service of such notice, it shall be conclusive evidence to prove that the envelope containing such notice was addressed to the authorised address of the relevant party and delivered either to that address or into the custody of the postal authorities as a pre-paid first class post (or airmail registered post if overseas) letter, or that the notice was transmitted by fax to the fax number of the relevant party. The fact that the intended recipient of a notice shows that he did not receive the same, whether or not that fact was known to the giver of the notice, shall not derogate from the effectiveness in law of the service as provided by this clause 22.

22.2	Any notice duly given within the meaning of clause 22.1 shall be deemed to have been both given and received

22.2.1	if it is delivered in accordance with clause 22.1.1, upon such delivery;

22.2.2	if it is duly posted in accordance with clause 22.1.2, on the second (or, when sent by airmail, fifth) Business Day after the day of posting; or

22.2.3	if it is transmitted by fax in accordance with clause 22.1.3, either upon receipt by the sender during business hours of the correct transmission report, or, if such report is received outside business hours, then at 10.00am on the Business Day following receipt of the correct transmission report.

22.3	No party shall attempt to prevent or delay the service upon it of any notice connected with this Agreement.

22.4	The provisions of this clause 22 will not apply, in the case of service of court documents, to the extent that such provisions are inconsistent with Part 6 of the Civil Procedure Rules.

23	Entire Agreement

23.1	This Agreement (together with all documents which are required by its terms to be entered into by the parties or any of them) and all those terms of any other documents which this Agreement expressly preserves sets out the entire agreement and understanding between the parties in connection with the sale and purchase of the Businesses and the Assets and other transactions described in this Agreement and supersedes all previous understandings, agreements and arrangements between the parties or their respective advisers, or any of them, in relation to such transactions (whether express or implied, written or oral).

23.2	Nothing in this clause 23.2 shall operate to limit or exclude any liability or right which arises as a result of any fraudulent or dishonest act, omission or statement.

24	Alterations

24.1	No purported alteration of this Agreement shall be effective unless it is in writing, refers to this Agreement and is duly executed by each party to this Agreement.

25	Severability

25.1

Each provision of this Agreement is severable and distinct from the others. The parties intend that every such provision shall be and remain valid and enforceable to the fullest extent permitted by law. If any such provision is or at any time becomes to any extent invalid, illegal or unenforceable under any enactment or rule of law, it shall to that extent be deemed not to form part of this Agreement but (except to that extent in the case of that provision) it and all other provisions of this Agreement shall continue in full force and effect and their validity, legality and enforceability shall not be in any way affected or impaired, provided that the operation of this clause 25 would not negate the commercial intent and purpose of the parties under this Agreement.

25.2	If any provision of this Agreement is illegal or unenforceable as a result of any time period being stated to endure for a period in excess of that permitted by a regulatory authority, that provision shall take effect with a time period that is acceptable to the relevant regulatory authorities subject to it not negating the commercial intent of the parties under this Agreement.

26	Counterparts

26.1	This Agreement may be entered into in any number of counterparts and each of the executed counterparts, when duly exchanged or delivered, shall be deemed to be an original, but, taken together, they shall constitute one instrument.

27	Payment of costs

27.1	Each of the parties shall be responsible for its respective legal and other costs incurred in relation to the negotiation, preparation, completion and implementation of this Agreement and all ancillary documents.

28	Successors and assigns

28.1	This Agreement shall be binding on and shall enure for the benefit of the successors in title of each party.

28.2	Save as provided in clause 28.3, none of the parties to this Agreement shall be entitled to assign the benefit of any rights under this Agreement.

28.3	The benefit of this Agreement (including the Warranties) shall be freely assignable by the Buyer (including to TBML) and, in the event of any such assignment, all references in this Agreement to the Buyer shall be deemed to include its assigns.

29	Third Party Rights

29.1	Save as provided in clauses 29.2 and 29.3, no person who is not a party to this Agreement shall have any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement, provided that no right or remedy of any such third party which exists or is available otherwise than by virtue of that Act shall be adversely affected by this Agreement.

29.2	TBML shall be entitled to enforce those terms of this Agreement insofar as they may related in any way to those of the Assets which are transferred to it pursuant to the terms of this Agreement.

29.3	Any person to whom the benefit of this Agreement is assigned by the Buyer pursuant to clause 28.3 shall have the right to enforce it.

30	Applicable law and submission to jurisdiction

30.1	This Agreement shall be governed by and construed in accordance with English law. Each party irrevocably agrees to submit to the exclusive jurisdiction of the courts of England over any claim or matter arising under or in connection with this Agreement.

IN WITNESS of which this Agreement has been executed as a Deed and delivered on the date stated at the beginning.

Schedule 1

Part A

The Plant and Equipment

The plant and equipment listed attached (as replicated in Disclosure Document 8.1)

Part B

The Excluded Assets

The following assets are excluded from the sale and purchase:

1	Cash-in-hand held as at the Transfer Date and at the bank (whether on current or deposit account) relating to the Businesses including uncleared cheques held at the Transfer Date.

2	Landlord’s fixtures at the Properties.

3

(a)	The orders, engagements or contracts entered into prior to the Transfer Date by or on behalf of the Sellers with suppliers for the supply of goods or services other than those referred to in Part A of Schedule 5 and the Disclosure Letter;

(b)	The IP Licenses other than those referred to in Part B of Schedule 5 and the Disclosure Letter;

(c)	The orders, engagements or contracts entered into prior to the Transfer Date by or on behalf of the Sellers with customers for the sale of goods or provision of services by the Sellers other than those referred to in Part C of Schedule 5 and the Disclosure Letter.

4.	The Retained Third Party IPR listed overleaf.

5.	The printers listed overleaf.

6.	All IT Equipment (other than the IT Servers).

7.	The telephone numbers of the Sellers listed in column A overleaf.

8.	The retained product registrations listed overleaf:

9.	The trade names “Lab 21” and “Lab 21 Healthcare”.

10.	All Shared Equipment listed overleaf.

11.	The Debts.

Schedule 2

Part A

The Properties

No	Description	Date of Lease	Parties to Lease	Term and current rent	Occupier(s)	Actual use

1	Units 1 a, b and c Lanwades Business Park, Kennett, Newmarket Suffolk	05/10/2006	Gulbourne Limited (1) Newmarket Laboratories Limited (2) Lab 21 Limited (3)	1/9/2006 to 31/8/2011	The Sellers	Laboratories and associated offices

1		[Deed of Variation]	Gulbourne Limited (1) Newmarket Laboratories Limited (2) Lab 21 Limited (3)		The Sellers

2	Unit 184 Phase 3 Cambridge Science Park Milton Road Cambridge	29/09/2010	Siemens Healthcare Diagnostics Products Limited (1) Lab 21 Limited (2)	29/9/2010 to 21/3/2014	The Sellers	Laboratories and associated offices

Part B

Property Provisions

1	Standard commercial property conditions

1.1	The Part 1 Conditions are incorporated in this Agreement so far as they:

1.1.1	apply to a sale by private treaty;

1.1.2	are applicable to leasehold land;

1.1.3	are not inconsistent with the other clauses in this Agreement or paragraphs in this Schedule; and

1.1.4	have not been modified by the other clauses in this Agreement or paragraphs in this Schedule.

1.2	The Part 2 Conditions are not incorporated into Schedule.

1.3	The following Conditions shall not apply:

1.3.1	Condition 1.1.4(a);

1.3.2	Condition 2;

1.3.3	Conditions 3.1, 3.2.1 and 3.3;

1.3.4	Conditions 6.1, 6.2, 6.3,6.4 and 6.6 ;

1.3.5	Condition 7 ;

1.3.6	Condition 8;

1.3.7	Condition 10;

1.3.8	Condition 11 and

1.3.9	Condition 12.

1.4	The Conditions shall be amended as follows:

1.4.1	the definition of “conveyancer” in Condition 1.1.1(f) shall be construed as referring to the Buyer’s Solicitors and/or the Seller’s Solicitors, as the context requires;

1.4.2	the definition of “completion date” in Condition 1.1.1(d) shall be construed as a reference to a Lease Transfer Date;

1.4.3	Condition 1.1.3(b) shall read “in the case of the Seller, even though a mortgage remains secured on the Property, if the amount to be paid on completion enables the Property to be transferred free of all mortgages (except those to which the sale is expressly subject), or if the seller produces reasonable evidence that this is the case.

1.4.4	Condition 9.1.1 shall read “If any plan or statement in the contract, or in written replies which the seller’s conveyancer has given to any written enquiry raised by the buyer’s conveyancer before the date of the contract, is, or was misleading or inaccurate due to any error or omission, the remedies available are as follows.”

2	Sale and purchase

Subject to paragraph 9 of this Schedule, the Sellers shall sell or procure the sale of such right, title and interest (if any) that the Sellers have in each of the Properties, to the Buyer.

3	Vacant possession

The Sellers shall sell or procure the sale of each of the Properties with vacant possession (subject as provided in paragraph 10 of this Schedule), to the Buyer, on the Relevant Lease Transfer Date.

4	Deducing title

4.1	Title to each of the Properties has been deduced to the Buyer’s Solicitors before the date of this Agreement.

4.2	The deeds and documents of title for each of the Properties are listed in the Disclosure Letter and copies have been given to the Buyer’s Solicitors.

4.3	The Buyer is deemed to have full knowledge of the title to each of the Properties and is not entitled to raise any objection, enquiry or requisition in relation to any of them.

5	Title guarantee

On the Relevant Lease Transfer Dates, the Sellers shall transfer or assign, or procure the transfer or assignment of the Lease of the relevant Property with full title guarantee except that the covenants implied by sections 3 and 4 of the 1994 Act shall be limited so that the Seller will have no liability under them for the consequences of any breach of the terms of the Leases relating to the physical condition of each of the Leasehold Properties.

6	Matters affecting the property

6.1	Each of the Properties are sold free from encumbrances other than:

6.1.1	any matters disclosed in the Disclosure Letter;

6.1.2	any matters discoverable by inspection of each of the Properties before the date of this agreement;

6.1.3	any matters that the Sellers does not and could not reasonably know about;

6.1.4	any matters disclosed or which would have been disclosed by searches and enquiries which a prudent buyer would have made before entering into this agreement

6.1.5	public requirements;

6.1.6	any matters which are unregistered interests which override registered dispositions under Schedule 3 to the Land Registration Act 2002 or (where title to any of the Leasehold Properties is not registered) are unregistered interests which override first registration under Schedule 1 to the Land Registration Act 2002.

6.2	The Buyer is deemed to have full knowledge of the matters referred to in this paragraph 6 and shall not raise any enquiry, objection, requisition or claim in respect of any of them.

7	Transfer

The transfers or assignments of the Properties shall be in the forms annexed to this Agreement at Part E of this Schedule.

8	Completion

Completion of the sale and purchase of each Property shall take place on the Relevant Lease Transfer Date.

9	Landlord’s consent

9.1	The provisions of this paragraph apply in respect of each Property.

9.2	Completion of the transfer or assignment of a Property is conditional on every Licence required under the relevant Lease.

9.3	On or before the Transfer Date, the Sellers shall apply for and use all reasonable endeavours to obtain every Licence but the Seller will not be obliged to seek any declaration of the Court that a Licence has been or is being unreasonably withheld. The Sellers shall pay all costs associated with obtaining, or seeking to obtain, each Licence.

9.4	The Buyer shall, without delay:

9.4.1	supply all information, accounts and references as the Landlord any superior landlord or the Sellers may reasonably require in connection with an application for or consideration of any Licence;

9.4.2	ensure that any amendments that the Buyer proposes to make to any form of Licence are communicated promptly to the Seller’s Solicitors;

9.4.3	supply, procure or enter into any guarantees, rental or other deposits, or other security for the performance of the tenant covenants of the Lease as may be required under the Lease or as the Landlord or any superior landlord may reasonably require;

9.4.4	enter into any direct covenants with the Landlords as may be lawfully required under each Lease; and

9.4.5	execute the Licences and any other documents providing security in the form reasonably required by the relevant Landlord and superior landlord and shall return all such documents duly executed to the Seller’s Solicitors within 5 Business Days after each engrossment has been submitted to the Buyer’s Solicitors.

9.5	In the event that a Licence has not been obtained for the Properties or either of them by the Transfer Date the provisions of paragraph 10 shall apply.

9.6	The Buyer shall register the assignment of each Lease within 5 Business Days of the Relevant Lease Transfer Date and shall at the same time send a copy of such registration to the Seller’s Solicitors.

9.7	In the event that the Seller is required to provide an Authorised Guarantee Agreement as provided for in Section 16 of the Landlord and Tenant (Covenants) Act 1997 the Buyer will indemnify the Seller in respect of all liability arising under such agreements.

9.8	Upon completion of the assignment of the Cambridge Property the provisions of paragraph 10.6 shall apply.

10	Occupation

10.1	For the purposes of this clause:

“Cambridge Facilities, Office and IT Recharge Schedule” means the schedule annexed at Part D of this Schedule;

“Cambridge Licensed Area” means the Cambridge Property excluding the areas shown coloured blue and yellow on the plans (“the Plans”) annexed at Part C of this Schedule;

“Cambridge Facilities Costs” means projected cost of facilities for the Cambridge Property as shown on the Cambridge Facilities, Office and IT Recharge Schedule;

“Cambridge Office and IT Costs” means the projected cost of office expenses, communications, IT expenses and commercial insurances as shown on the Cambridge Facilities, Office and IT Recharge Schedule;

“Licensed Areas” means the Newmarket Property and the Cambridge Licensed Area;

“Licence Period” means in respect of each Property the period from the Transfer Date to and including the Relevant Lease Transfer Dates for each Property;

10.2	Pending the Relevant Lease Transfer Dates the Buyer shall be entitled to occupy (i) Cambridge Licensed Area and (ii) the Newmarket Property in each case as a bare licensee only on a non-exclusive basis from the Transfer Date until the Relevant Lease Transfer Date.

10.3

10.3.1	Whilst occupying the Licensed Areas, the Buyer shall be responsible for, and within five Business Days of written demand shall indemnify the Sellers against all sums payable by the tenant under the Leases due in respect of the Licensed Areas save to the extent that payment is made pursuant to the remaining provisions of this paragraph 10.3 .

10.3.2	The Buyer shall pay to the Sellers as from the Transfer Date in respect of the Newmarket Property during the Licence Period a licence fee equal to the rent payable under the Lease of £8,764.74 exclusive of VAT per month and all business rates water rates insurance premiums service charges utility costs and maintenance costs and VAT thereon.

10.3.3	In respect of the Cambridge Property the Buyer shall during the Licence Period be primarily responsible for payment of all sums due under the Lease of the Cambridge Property and the Cambridge Facilities Costs (to the extent that they are not sums due under the Cambridge Lease) and Cambridge Office and IT Costs provided that the Sellers shall pay to the Buyer monthly in advance (and proportionately for any part of a month) by way of a contribution to such costs £21,022 per month from the Transfer Date to 31 December 2013 and then £12,613 per month from 1 January 2014 towards the Cambridge Facility Costs and £2,730 per month towards the Cambridge Office and IT Costs such payments to be made for so long as the Sellers remain in occupation of part of the Cambridge Property.

10.3.4	During the Licence Period the Sellers shall permit the Buyer to have access to the Cambridge Licensed Area through the common parts of the Cambridge Property and to share the car parking area at the Cambridge Property.

10.4	The Buyer covenants with the Sellers that, whilst in occupation of the Licensed Areas, the Buyer shall observe and perform all the tenant covenants in the Leases in respect of such areas (other than (subject as provided in paragraph 10.3) the covenants relating to payment of the rents) and shall indemnify the Sellers against all proper costs, expenses, damages, proceedings and losses suffered or incurred by the Sellers arising from any breach, non-observance or non-performance of the tenant covenants in the Leases in relation to the Licensed Areas (other than (subject as provided in paragraph 10.3) the covenants relating to payment of the rents) by the Buyer.

10.5	This licence to occupy does not create, and is not intended to create, a demise and is personal to the Buyer. This licence cannot be assigned or otherwise transferred or dealt with and the Buyer shall not be entitled to share occupation of the Licensed Areas (or part thereof) with any other person, nor hold the Licensed Areas on trust for a third party save for a holding company or subsidiary of the Buyer.

10.6	As from the completion of the assignment of the lease of the Cambridge Property to the Buyer the Sellers shall permitted to continue to occupy the parts of the Cambridge Property shown coloured blue on the Plans as licensees subject to the Sellers continuing to pay to the Buyer for so long as they occupy such areas a licence fee equal to the sums payable pursuant to paragraph 10.3,3 above and during such period the Sellers shall be permitted to have access through the common parts of the Cambridge Property and to share the car parking area at the Cambridge Property.

10.7	For the avoidance of doubt there shall not be any duplication of payment pursuant to the provisions of this paragraph and the provisions of the TSA.

Part C

The Cambridge Licensed Area plans

Part D

Cambridge Facilities, Office and IT Recharge Schedule

Part E

Deeds of Assignment

Schedule 3

Part A - Seller IPR

1	The Seller IPR which is registered or the subject of application for registration listed as attached (as replicated in Disclosure Document 16.1.1)

2	All unregistered trademarks forming part of the Seller IPR and listed as attached (as replicated in Disclosure Documents 16.1.2).

3	The transferring product registrations listed as attached (as replicated in Disclosure Document 16.1.1); and

4	The Domain Names listed as attached (as replicated in Disclosure Document 16.1.1).

Part B – Relevant Third Party IPR

The patent licences listed as attached (as replicated in Disclosure Documents 16.1.3(a))

Part C – Business Software

None

Part D – Third Party Software

The third party software listed as attached (as replicated in Disclosure Document 16.1.3(b).

Part E – The Trade Names

The trade names forming part or otherwise associated with the registered and unregistered trademarks listed in Part A above.

Schedule 4

Part A

Lab21 Employees

Those persons listed attached

Part B

Healthcare Employees

Those persons listed attached

Schedule 5

Part A

Supplier Contracts

•	Service Agreement Lab21/Excell commencing on 1 August 2005;

•	Maintenance Service Agreement Lab21/ Excell commencing on 23 January 2008;

•	Customer Order Lab21/Excell dated 28 November 2007;

•	Service Agreement Myconostica/Professor David Dunning dated 19 September 2001;

•	Supply Agreement Lab21/ BD Diagnostic – Lee Labs dated 5 January 2012

•	Supply Agreement Lab21/Pettingill Technology Ltd dated 5 January 2012

•	Supply Agreement Lab21 Healthcare Ltd/Pettingill Technology Ltd dated 29 March 2010

Copies of the above mentioned Supplier Contracts are disclosed at Disclosure Document 10.1.

Part B

IP Licences

The Relevant Third Party IPR and the Third Party Software.

Part C

Customer Contracts

The contracts between the Sellers and the persons listed attached. Copies of such contracts are disclosed at Disclosure Document 10.2.

Part D

Leased Assets

The telephone equipment set out in a letter from Siemens dated 1 October 2009 (as set out in Disclosure Document 5.2.1)

Part E

Loaned Assets

Those listed attached (as replicated in Disclosure Document 5.2.2 where copies of relevant contracts are disclosed)

Schedule 6

The Warranties

1	Information

1.1	The information contained in Schedules 1, 2, 3, 4, 5 and 8 (inclusive) is true, complete and accurate in all respects.

2	Powers and obligations of the Sellers

2.1	Each of the Sellers has full power under its constitution to execute, deliver and perform its obligations under this Agreement and to sell the Assets to the Buyer and has obtained the consent of any third party necessary.

2.2	The execution and delivery of, and the performance of the obligations of each of the Sellers under this Agreement has been duly authorised by all necessary corporate action on the part of the Sellers whether under their respective articles of association or otherwise.

2.3	This Agreement constitutes, and the other documents executed by each Seller which are to be delivered at Completion will, when executed, constitute legal, valid and binding obligations of each Seller enforceable in accordance with their respective terms.

2.4	The execution and delivery of, and the performance by each Seller of its obligations under, and compliance with the provisions of, this Agreement by such Seller will not:

2.4.1	result in a breach of, or constitute a default under, any instrument to which such Seller is a party or by which such Seller is bound; or

2.4.2	result in a violation of any law or regulation in any jurisdiction having the force of law or of any order, judgment or decree of any court or governmental agency or agreement to which such Seller is a party or by which such Seller is bound.

2.5	All consents, authorisations, licences or approvals of any of the Sellers’ shareholders or of any governmental, administrative, judicial or regulatory body, authority or organisation which are required to authorise the execution, delivery, validity, enforceability or admissibility in evidence of this Agreement or the performance by the Sellers of their obligations under this Agreement have been obtained in advance of Completion.

2.6	The Sellers do not have and do not intend to acquire any interest, direct or indirect, in any business which has a close trading relationship with or which competes or is likely to compete with the Businesses.

3	Financial Information

3.1	The Sales as represented to the Buyer in the Financial Information are a true and accurate representation of the total sales made by the Sellers in connection with the carrying on of the Businesses in the Financial Period.

3.2	The direct material costs incurred by the Sellers in connection with Sales as represented to the Buyer in the Financial Information are a true and accurate representation of the materials charged to the works orders relating to such costs.

3.3	The costs and overheads attributable to use and occupation of the Properties for the Financial Period and as represented to the Buyer in the Financial Information are a true and accurate representation of the total of the actual costs incurred by the Sellers of use and occupation of the Properties in the Financial Period.

3.4	The list of categories of the actual costs which have been incurred by the Sellers in connection with the carrying on of the Businesses during the Financial Period and included as part of the Financial Information is true, accurate and complete.

4	Records

4.1	All the Records (including all relating to invoices and other records required for VAT purposes (in so far as relevant)):

4.1.1	have been fully, properly and accurately kept and completed;

4.1.2	do not contain any material inaccuracies or discrepancies of any kind.

4.2	All the Records:

4.2.1	give and reflect a fair view of the financial, contractual and trading position of the Businesses and of its plant and machinery, fixed and current assets and liabilities (actual and contingent), debtors and creditors and stock-in-trade and all other matters which would normally be expected to appear in them; and

4.2.2	are exclusively owned by the Sellers and the means of access to them are under their direct control.

4.3	All documents which in any way affect the right, title or interest of the Sellers in or to any of the Assets and which attract stamp duty have been duly stamped within the requisite period for stamping.

5	Ownership and condition of assets

5.1	Each of the Assets is in the legal and beneficial ownership, possession and control of the Sellers, is free from any hire or hire-purchase agreement or agreement for payment on deferred terms or bill of sale or any encumbrance, equity or third party right or from any contract to grant the same and is not to any extent surplus to requirements.

5.2	In respect of the Leased Assets and the Loaned Assets:

5.2.1	true and accurate particulars of all the contracts for the Leased Assets are attached to the Disclosure Letter;

5.2.2	the Loaned Assets are detailed in the Disclosure Letter together with a summary of the terms on which they are loaned to the Sellers;

5.2.3	the amount of the last rental payable under the Contract for such Leased Asset has been paid, and at the date of this Agreement no circumstance exists by virtue of which the lessor or the owner is or might be entitled to require an upward adjustment to the rental;

5.2.4	no circumstances have occurred which would entitle the lessor or the owner to terminate any contract for a Leased Asset;

5.2.5	no inquiry or investigation is being conducted by HMRC concerning the availability to the lessor of capital allowances in respect of the plant and machinery concerned.

5.3	The Assets (together with the Leased Assets and the Loaned Assets and the Excluded Assets) comprise all the assets now used in the Businesses.

5.4	The lists contained in paragraphs 1 to 3 (inclusive) of Part A of Schedule 3 and in Part B of Schedule 3 include all patents, patent licences, trademarks and product registrations required by the Buyer for continuance of the Businesses in the manner that the Businesses were carried on by the Sellers at the Transfer Date.

5.5	Save as disclosed in the Disclosure Letter, the plant and equipment listed in Part A of Schedule 1 comprises all the plant and equipment which is required by the Buyer for continuance of the Businesses in the manner that the Businesses were carried on by the Sellers at the Transfer Date.

5.6	The Sellers have not acquired, or agreed to acquire, any asset on terms that title to that asset does not pass until full payment is made or all indebtedness incurred in connection with the acquisition of such asset is discharged.

5.7	The Assets, which are not situated at the Properties at Completion, are specified together with their actual location in the Disclosure Letter and are clearly identified as assets of the Sellers at such specified location.

6	Stock

[Intentionally left blank]

7	Creditors

7.1	The Sellers are not obligated for any amount included in the Creditors otherwise than as the original debtor.

7.2	All amounts due from the Sellers and included amongst the Creditors relate to the Businesses, were properly incurred in the ordinary and usual course of business, are now due, owing and payable and where the Sellers are aware of any dispute these are referred to in the Disclosure Letter.

8	Plant and Equipment

8.1	The Plant and Equipment is completely and accurately recorded in Part A of Schedule 1.

8.2	All Plant and Equipment is in good repair and condition (fair wear and tear excepted) and in working order, has been properly serviced and maintained on a regular basis by competent personnel and complies with appropriate safety.

9	Insurance

9.1	All Assets of the Sellers in relation to the Businesses of an insurable nature are, and have at all material times been, insured in amounts equal to their full replacement value against fire and other risks normally insured against by persons carrying on the same class of business as the Sellers.

9.2	The Sellers have at all material times in respect of the Businesses and the Assets effected all insurances required by law to be effected by them.

9.3	All premiums due on the policies of insurance maintained by the Sellers in connection with the Businesses (“Policies”) have been paid; all the other conditions of the Policies have been performed and observed; and none of the Policies has or may become void or voidable as a result of an act or omission of the Sellers.

9.4	No insurance claim for £10,000 or more is pending or outstanding in respect of the Businesses under any of the Policies and as far as the Sellers are aware there are no circumstances likely to give rise to any such claim.

9.5	No claims have been made by Employees in respect of industrial injury in the 2 years prior to the date of this Agreement and all recommendations, directions or requirements of any insurer or the Health and Safety Executive have been complied with in full.

10	Material contracts

10.1	Copies of all Supplier Contracts are attached at the Disclosure Document 10.1.

10.2	Copies of all Customer Contracts are attached at the Disclosure Document 10.2.

10.3	Save as disclosed in the Disclosure Letter, the Customer Contracts are all the Contractual Arrangements with customers of the Businesses which are required by the Buyer for continuance of the Businesses in the manner that the Businesses were carried on by the Sellers at the Transfer Date.

10.4	Other than the Contracts (and to the extent relevant, those Excluded Assets which comprise Contractual Arrangements) the Sellers are not party to any other Contractual Arrangements (other than supply agreements which are not being assumed by the Buyer under this Agreement) relating to the Businesses or the Assets which are material in relation to the Businesses or which the Buyer and or TBML would require to enable it to carry on the Businesses in the same manner as previously carried on by the Sellers: and for the purposes of this paragraph 10.4 the Sellers will be deemed to be party to a Contractual Arrangement if they are, or have agreed to become, entitled to benefit under such Contractual Arrangement or if they have obligations or liabilities or have agreed to assume obligations or liabilities under such Contractual Arrangement, in each case whether as an original party to the Contractual Arrangement or by virtue of assignment, novation or otherwise howsoever.

10.5	The Sellers are not involved in any dispute of any nature in connection with any Contract, there are no complaints or disputes of any nature which have been raised in relation to any Contract and there are no present circumstances of which the Sellers are aware which are likely to give rise to any such complaint or dispute.

11	Other business matters

11.1	There is attached to the Disclosure Letter a true, complete, accurate and up-to-date copy of the terms and conditions upon which the Businesses currently (and in the last twelve months) buy, sell and supply goods and services and otherwise trade; such terms and conditions apply to and govern all contracts and arrangements of purchase, sale and supply to which the Sellers are or have offered to become party in relation to the Businesses.

11.2	There are no special circumstances which might lead to a restriction or hindrance of supply of the services now supplied by the Businesses.

11.3	During the 12 months ended on the Transfer Date there has been no substantial change in the basis or terms on which any person is prepared to enter into contracts or do business with the Sellers in respect of the Businesses (apart from normal price changes) and no contractual rights and obligations of the Sellers in relation to the Businesses will terminate by reason of this Agreement providing nothing in this warranty (or any other warranty) shall impose any liability on the Sellers for breach of warranty where the Contract requires the consent of the other party to the transfer of the Sellers’ rights and liabilities.

11.4	The Businesses have not been materially and adversely affected by the loss during the two years ended on the Accounts Date of:

11.4.1	any important customer or source of supply, (being a customer or supplier which over a period of three months or more during those two years has accounted for 5 per cent. or more in value of the goods or services supplied by or to the Businesses during that period);

11.4.2	an overall decrease in the value of orders received by or supplies made to the Businesses; or

11.4.3	by any abnormal factor not affecting similar businesses to a like extent and no such customer or supplier has given notice to the Sellers of an intention to cease or reduce trading with or supplies to the Businesses.

11.5	No supplier of the Businesses who is party to a Supplier Contract has:

11.5.1	in the 6 months preceding the Transfer Date ceased supplying the Businesses; or

11.5.2	(as a result of the acquisition of the Businesses by the Buyer or for any other reason) indicated to the Sellers that:

(i)	it will cease supplying the Businesses; or

(ii)	it may substantially reduce its supplies to the Businesses.

12	Effects of the Agreement

12.1	So far as the Sellers are aware (without having made due enquiry), the acquisition of the Businesses by the Buyer will not, and will not be likely to, affect the relationship between the Businesses and its customers, suppliers or the Employees.

12.2	The execution of this Agreement and the observance and performance of its provisions will not:

12.2.1	result in a breach of any Contract, law, regulation, order, judgment, injunction, undertaking, decree or other like imposition to or by which the Sellers are party or are bound, or entitle any person to terminate or avoid any Contract to which the Sellers are party;

12.2.2	result in the loss or impairment of or any default under any licence, authorisation or consent required by the Sellers for the purpose of the Businesses; or

12.2.3	result in the creation, imposition, crystallisation or enforcement of any encumbrance whatsoever on any of the Assets.

12.3	There is no Contract to which the Sellers are party in respect of the Businesses which depends on the continuation of the connection (whether as an officer of any of the Sellers or otherwise) of any person with the Sellers.

13	Employees

13.1	The Employees comprise all persons employed or engaged in any capacity by the Sellers in relation to the Businesses at the date of this Agreement or who has or may have a statutory or contractual right to return to work or be re-instated or re-engaged by any of the Sellers in the Businesses.

13.2	Schedule 4 shows the following information in relation to each Employee namely:

13.2.1	name;

13.2.2	their job title;

13.2.3	their current remuneration (including any guaranteed overtime, bonus, commission or profit sharing arrangements, share and other incentive schemes and any other non-cash benefits which the Sellers are obliged to provide to them whether now or in the future);

13.2.4	their date of commencement of employment or appointment to office and the commencement date of any previous employment with which such employment is continuous;

13.2.5	the type of contract concerned (including whether full or part-time, and whether permanent, fixed-term, temporary or casual);

13.2.6	the notice period required to be given by the Sellers and by the individual concerned, or, if the contract is for a fixed term, the expiry date and details of any previous renewals;

13.2.7	whether or not a member of any pension scheme;

13.2.8	if working or paid outside England and Wales, details of the relevant arrangements including the country concerned and the governing law of the relevant contract;

13.2.9	if currently absent from work for any reason (for example secondment, maternity or adoption leave, suspension or ill health) details of the relevant arrangements;

13.2.10	date of last increase in salary; and

13.2.11	whether or not their employment was at any time transferred under TUPE to the Sellers, to any predecessor of the Sellers or to any previous owner of the whole or part of the Businesses or of the Assets and such information is complete and correct in all respects.

13.3	Complete and up-to-date copies of the following documents are attached to the Disclosure Letter :

13.3.1	contracts or particulars of employment or service agreements applying to each of the Employees;

13.3.2	all policies, handbooks and other documents relating to the engagement, management or dismissal of any Employees;

13.3.3	so far as the Sellers are aware details of any unwritten agreements or arrangements which may affect any Employees;

13.3.4	any collective or workforce agreements or similar arrangements relating to the Employees and details of any disputes under them;

13.3.5	details where they exist of all trade union or other employee representatives, with, in the case of union representatives, the name of the union they represent;

13.3.6	any correspondence with the Health and Safety Executive within the last six years concerning the Sellers or the Businesses;

13.3.7	any correspondence with HMRC within the past six years concerning the Sellers or the Businesses;

13.3.8	any correspondence with the Equality and Human Rights Commission or the Information Commissioner within the past three years concerning the Sellers or the Businesses; and

13.3.9	details of any equality monitoring carried out by the Sellers within the last three years.

13.4	All contracts of employment between the Sellers and the Employees disclosed in the Disclosure Letter contain the entirety of the terms and conditions upon which the Employees are employed.

13.5	Save as disclosed in the Disclosure Letter the Sellers have not:

13.5.1	offered and will not offer prior to Completion to employ or engage any person;

13.5.2	made, agreed or proposed or entered into negotiation or received any request for any change in the terms of employment or engagement of any Employees.

13.6	All Employees requiring a work permit, certificate of sponsorship or other permission to work in the United Kingdom have a current and appropriate work permit, certificate or other permission and all other necessary permissions to remain in the United Kingdom.

13.7	The Sellers have in relation to all Employees:

13.7.1	materially complied with Employment Legislation;

13.7.2	maintained adequate up-to-date records regarding their service and engagement; and

13.7.3	materially complied so far as they are aware with all contractual obligations towards them.

13.8	None of the Employees has given or received notice to terminate their employment and none of the Employees has given notice to the Sellers that he objects to becoming employed by the Buyer and the Sellers know of no circumstances (including Completion) which the Buyer is not also aware of which could give rise to such a notice.

13.9	There is no amount due to or in respect of any Employee which is in arrear and unpaid other than his salary for the month current at the date of this Agreement and in respect of the reimbursement of expenses and none of them is entitled to accrued but unpaid holiday pay or holiday leave accrued but not taken in respect of the Employees’ current or previous holiday year. There are no amounts owing to the Sellers by any of the Employees.

13.10	So far as the Sellers are aware no dispute or litigation of any nature is threatened or pending in relation to any of the Employees or any other individuals engaged by the Sellers (whether brought by or on behalf of the Employees or such individuals or by a third party) nor have any statutory questionnaires been served on the Sellers and there are no present circumstances (including Completion) which are likely to give rise to any such dispute or litigation or to the service of such questionnaires.

13.11	Within a period of one year preceding the date of this Agreement:

13.11.1	the Sellers have not given notice of any redundancies to the Secretary of State for Employment or started consultations with any independent trade union or unions under Part IV Trade Union and Labour Relations (Consolidation) Act 1992 and the Sellers have not failed to comply with any obligation under such Part IV; and

13.11.2	the Sellers have not been a party to any relevant transfer as defined in TUPE and the Sellers have not failed to comply with any duty to inform and consult any independent trade union or employee representatives.

13.12	The Sellers have not recognised or done any act which might be construed as recognition of a trade union nor are any steps being taken by employees, workers or other representatives to ensure trade union recognition and there is no collective bargaining agreement or other arrangement (whether binding or not) between the Sellers and any trade union or other body representing their employees.

13.13	There are no Employees who have been absent due to sickness leave for more than 3 months in the 12 month period ending on the date of this Agreement.

13.14	There is no obligation outstanding to give any bonus, incentive or perquisite or to make any payment or provide any perquisite under any option, incentive or profit sharing scheme to all or any of the Employees.

13.15	Full particulars of any Employees who have at any time been the subject of a relevant transfer under TUPE while engaged in the Businesses (or any part of the Businesses) are attached to the Disclosure Letter and no such employees are entitled as a consequence to any terms and conditions of employment (including but not limited to rights relating to redundancy or early retirement) different from or more favourable than those enjoyed by employees of an equivalent grade or seniority who have not been the subject of such a transfer.

13.16	There are no incentive schemes or other incentive arrangements (including without limitation, any long term incentive plan, any share option arrangement, commission, profit sharing or bonus scheme) established by any of the Sellers, any Associated Company or any other person pursuant to which any of the Employees are entitled to any kind of benefit on or after the Transfer Date (whether as a result of the transactions provided for in this Agreement or otherwise).

14	Pensions

14.1	In this paragraph 14 these definitions apply:

“Benefits” means pensions, allowances, lump sums or other like benefits payable on retirement or on death or during periods of sickness or disablement;

“Pension Arrangement” means any agreement, arrangement, custom or practice (whether legally enforceable or not) for the payment of or contribution towards any Benefits; and

the “Schemes” include each arrangement disclosed in the Disclosure Letter in relation to this paragraph 14.

14.2	Other than the Schemes there is no Pension Arrangement in operation for the benefit of any current or former employees of the Sellers or for the benefit of any of their dependents and no assurance has been given to any such persons about the introduction of any Pension Arrangement.

14.3	All material details of the Schemes have been given to the Buyer including copies of:

14.3.1	all current booklets, announcements and other explanatory literature issued to Employees who are members of the Scheme and copies of material letters or other documents relating to arrangements for individual members or groups of members;

14.3.2	a list of all Employees of the Seller who are members of the Schemes together with all particulars of them necessary to establish the benefits payable or contingently payable to or in respect of them under the Scheme;

14.3.3	a list of all Employees who will become eligible to join the Schemes upon the satisfaction of any conditions of eligibility; and

14.3.4	a list of all contributions payable to the Schemes and the basis on which they are calculated.

14.4	All insurance premiums payable in respect of the Schemes which are due for payment have been paid.

14.5	No notice has been received by the Sellers (or either of them) claiming that they have discriminated against, or in relation to, any Employee on grounds of age, sex, disability, marital status, hours of work, fixed-term or temporary agency worker status, sexual orientation, religion or belief in providing Benefits.

14.6	Since 30 August 1993, no Employee has had his contract of employment transferred to any Seller from another employer in circumstances where the Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006 (as appropriate) applied to the transfer of his contract of employment.

14.7	Prior to 1 October 2012, the Sellers have facilitated access for those Employees who were not members of the Seller’s Scheme to a designated stakeholder scheme as was required by section 3 of the Welfare Reform and Pensions Act 1999 including:

14.7.1	undertaking the necessary consultation process with the Employees in selecting the stakeholder scheme; and

14.7.2	designating the stakeholder scheme,

and so far as the Sellers are aware, there are no circumstances which could result in any penalty for failure to comply with that Act or regulations made under it becoming payable by any Seller.

15	The Properties

15.1	The Sellers are the legal and beneficial owner of the Properties and are in occupation of the whole of each of the Properties for the purpose of the Businesses and no other person is in occupation of the whole or any part of the Properties.

15.2	The information set out in Schedule 2 is true and complete and accurate at the date of this Agreement and the actual use of the Properties stated in Schedule 2 corresponds to the actual use to which the Properties are in fact put.

15.3	The Sellers’ title to each of the Properties is good and marketable and the Sellers possess all documents of title needed to deduce their title to the Properties.

15.4	In respect of the Properties and stamp duty or stamp duty land tax:

15.4.1	where a document of title gave rise to a land transaction for the purposes of stamp duty land tax:

(i)	either a land transaction return complete and accurate in all material respects was delivered in respect of that document or the Sellers have sufficient documentation (which for land transactions effected before 12 March 2008 includes an SDLT60 signed by the purchaser) as evidence that no such return was required;

(ii)	there is no potential or outstanding obligation to make an additional land transaction return to HMRC as a result of the following:

(A)	in respect of a lease during the first five years of the term:

1)	the settlement or determination of any rent review or any other provision for varying the rent;

2)	the settlement or determination of any contingent, uncertain or unascertained rents;

(B)	any contingent, uncertain or unascertained consideration.

15.5	As far as the Sellers are aware there is appurtenant to each of the Properties all rights and easements necessary for the carrying on there of the Businesses and their reasonable use and enjoyment of Properties.

15.6	All the documents in the possession of the Sellers relating to the title to the Properties have been produced to the Buyer’s Solicitors for inspection prior to the date of this Agreement.

15.7	Except as revealed by the copy documents supplied to the Buyer’s Solicitors, the Properties are free from:

15.7.1	any mortgage, charge, rent-charge, lien, encumbrance or other third party right in the nature of security and no such matter exists which is capable of registration against any of the Properties;

15.7.2	any Land Charge registered under the Land Charges Act 1972, a Local Land Charge as defined in section 1 Local Land Charges Act 1975, a Land Registry caution, inhibition, notice or restriction;

15.7.3	incumbrances with the exception of:

(i)	those discoverable by a reasonably careful inspection of any Property before the date of this Agreement;

(ii)	those about which the Sellers do not know and about which the Sellers could not reasonably be expected to know;

(iii)	matters disclosed in any documents of title produced to the Buyer’s Solicitors;

(iv)	matters mentioned in the Disclosure Letter.

(v)	matters that would be disclosed by searches and enquiries which would be carried out in respect of the Properties by a prudent purchaser

15.8	The Sellers are entitled to possession of the whole of each of the Properties and there are no circumstances known to the Sellers which would entitle any landlord or any other person to exercise any powers of entry or right to forfeiture or right to take possession or which would otherwise restrict or terminate the continued sole and exclusive possession or occupation of each of the Properties by the Sellers.

15.9	The Sellers have paid all rent or licence fees and all other outgoings which have become due and been demanded in respect of each of the Properties.

15.10	To the best of the knowledge and belief of the Sellers they have performed and observed all their obligations under all covenants, conditions, agreements, statutory requirements, planning consents, byelaws, orders and regulations affecting any of the Properties, its use and any business of the Sellers there carried on. No notice of any breach of any such matter has been received.

15.11	With regard to the use of each of the Properties:

15.11.1	this is specified in Schedule 2;

15.11.2	it does not contravene the Town and Country Planning Act 1990 (as amended);

15.11.3	there are no outstanding enforcement notices, stop notices, enforcement proceedings or appeals in respect of any “development” at the Properties as that term is defined in section 55 Town and Country Planning Act 1990;

15.11.4	any planning permission regulating the use is not stated to be limited to use by a particular person;

15.11.5	no planning permission is suspended or remains unimplemented in whole or in part; and

15.11.6	the Sellers have not submitted a planning application which awaits determination.

15.11.7	so far as the Sellers are aware there are no proposals of any local or other authority for the compulsory acquisition of any of the Properties.

15.12	Where the operation of the Businesses at the Properties requires a statutory licence any such licence is in force and the Sellers have not received any notice of breach of a term of any such licence.

15.13	The written replies given by or on behalf of the Sellers to enquiries raised by the Buyer’s Solicitors in respect of any of the Properties are true and accurate in all respects and not misleading.

15.14	No solicitors other than the Sellers’ Solicitors are instructed by or on behalf of the Sellers in connection with any matter relating to any of the Properties except for this Agreement and the Disclosure Letter.

15.15	Since the Accounts Date the Sellers have not acquired or disposed of or agreed to acquire or dispose of the whole or any part of or any interest in any land or buildings, nor will they acquire or dispose of the whole or any part of or any interest in any land or buildings without the prior written consent of the Buyer.

15.16	No option to tax under Part 1 of Schedule 10 VATA has been made by the Sellers or by any associate of the Sellers (within the meaning of paragraph 3 of Schedule 10 VATA) which has effect or has ever had effect in relation to the whole or any part of the Properties.

15.17	The obligations on the part of the tenant in the Rent Deposit Deed have been observed and performed including but not limited to payment of the Initial Deposit (as defined in the Rent Deposit Deed) in full.

16	Intellectual Property Rights

16.1	Disclosure Documents 16.1.1 to 16.1.3 (inclusive) set out a complete and accurate list sufficient for the purpose of identification of each of the following:

16.1.1	all Intellectual Property Rights that have been registered or that are applications for registration of Intellectual Property Rights or for registered Intellectual Property Rights, by or on behalf of the Sellers (Disclosure Document 16.1);

16.1.2	all unregistered Intellectual Property Rights solely or jointly owned by the Sellers and used by the Sellers in the Businesses and that are material to the Businesses (Disclosure Document 16.1.2); and

16.1.3	all Third Party IPR licensed to the Sellers or the subject matter of which is used by the Sellers for any purpose in the Businesses(Disclosure Document 16.1.3(a)).

16.2	The Sellers have, as part of the Records free of any Encumbrance, complete, accurate and up to date records enabling identification of all Business IPR.

16.3	The Business IPR constitute all of the Intellectual Property Rights that are necessary or desirable for the current and planned future operation of the Businesses.

16.4	Other than pursuant to the IP Licences disclosed under paragraph 16.21 below and other than pursuant to the Contracts, the Sellers have not granted and are not obliged to grant any IP Licence, option (whether exercisable as a matter or right or contingent on the passage of time or the occurrence of some event) for an IP Licence or other Encumbrance in respect of any Business IPR and the Sellers are not obliged (whether now or contingent on the passage of time or the occurrence of some event) to assign any Intellectual Property Rights used in the Businesses to any third party.

16.5	All Seller IPR is legally and beneficially owned solely by the Sellers free from and clear of any Encumbrance.

16.6	The Sellers are the sole owners of all rights (including but not limited to the right to apply for patents) in all inventions made by their employees that are used in, or relate to, the Businesses.

16.7	Any works copyright in which forms part of the Seller IPR have been independently created by the Sellers’ employees in the course of their employment by the Sellers and are original works.

16.8	All Seller IPR are fully valid, subsisting and enforceable and nothing has been done or omitted to be done by which they may cease to be fully valid, subsisting and enforceable.

16.9	The Sellers have in their possession all documents and things free of any Encumbrance necessary to establish the Sellers’ ownership of the Seller IPR and to prove the subsistence of the Seller IPR. All such items and things (including without limitation any relevant Know-how) are clearly and fully documented as part of the Records.

16.10	The Seller IPR are, where capable of registration, registered in the sole names of the Sellers in the jurisdictions shown in Schedule 3 Part A.

16.11	All moral rights in respect of the Seller IPR have been irrevocably waived in favour of the Sellers and their successors in title.

16.12	Save in respect of any Excluded Assets, the Registered Seller IPR listed referred to in Schedule 3 and in Disclosure Documents 16.1.1 and 16.1.2 are all the registered Intellectual Property Rights relating to the Businesses of which the Sellers are legal or beneficial owner together with all applications for the registration of such Intellectual Property Rights or for such registered Intellectual Property Rights that the Sellers have made or caused to be made.

16.13	The Sellers are the sole registered proprietor (or, where relevant, sole applicant for registration) of all the Registered Seller IPR.

16.14	The Seller have taken all steps required up to the date of Completion for the prosecution and maintenance of the Registered Seller IPR.

16.15	[Intentionally omitted].

16.16	All renewal, registration, prosecution or other official fees, charges or dues that have become due for payment in respect of any Registered Seller IPR, and all fees or charges of any person payable in connection with the prosecution or maintenance of any Registered Seller IPR have been paid in full and in due time.

16.17	The Sellers have not been notified that there is any fact or matter (including any act or omission of any of the Sellers) that might result in any registration of any of the Registered Seller IPR, either in whole or in part, being revoked, invalidated or rendered unenforceable or, in the case of applications for registration forming part of the Registered Seller IPR, that might prejudice the prospects of registration as filed.

16.18	The Sellers have in their possession free of any Encumbrance, as part of the Records, all documents and records that have arisen in the course of the prosecution of any application for registration of all Registered IPR.

16.19	The Sellers are and will be, unless any IP Licence is properly terminated by reason of the Sellers being in breach thereof, fully entitled under valid and subsisting IP Licences to use all Relevant Third Party IPR for all purposes for which the Relevant Third Party IPR has been or is being used by the Sellers in the Businesses or that are necessary or desirable for the current and planned future operation of the Businesses.

16.20	The Sellers are properly registered in the relevant jurisdictions shown in Disclosure Document 16.1.1 in respect of all Seller IPR registered in such jurisdictions.

16.21	Particulars of all IP Licences are set out in Disclosure Document 16.1.1(a) and (b).

16.22	The Sellers have not been notified that they are in material breach of any IP Licence.

16.23	None of the Sellers has received any notice terminating any IP Licence or terminating, restricting or altering any right granted under any IP Licence, and no other party to any IP Licence is entitled without the consent of the Sellers to terminate, restrict or alter or give a valid notice of termination, restriction or alteration of any IP Licence.

16.24	The fact that the Sellers have proposed to or have entered into this Agreement, the performance by the Sellers of any obligation pursuant to this Agreement or consequent on the Sellers entering into this Agreement or any other matter or thing consequent on the Sellers entering into this Agreement will not entitle any other party to an IP Licence to terminate any IP Licence or to terminate, restrict or alter any right granted to the Sellers under any IP Licence (other than where any such IP Licence prevents assignment without the consent of the other party).

16.25	There are and have been no claims, disputes or proceedings arising or threatened under any IP Licence.

16.26	Whether in the carrying on of the Businesses or otherwise, the Sellers at the date of this Agreement and at any time within the past six years:

16.26.1	so far as the Sellers are aware do not infringe and have not infringed any Third Party IPR;

16.26.2	are not breaching and have not breached any obligations of confidence owed to any third party;

16.26.3	do not engage and have not engaged in activities that constitute or have constituted passing off or actionable unfair competition in any jurisdiction;

16.26.4	do not acquiesce, induce or procure, and have not acquiesced, induced or procured, any of the activities referred to in paragraphs 16.26, 16.26.1 and 16.26.2 above; and

16.26.5	as a result of any of the activities referred to in paragraphs 16.26, 16.26.1 and 16.26.2 above, have or had any obligation to pay any royalty, fee, fine, compensation, damages, account of profits or any other sum whatsoever, or been or become subject to any restriction or limitation on its activities.

16.27	So far as there Sellers are aware there is no, nor has there been, at any time during the past six years, any:

16.27.1	misappropriation, unauthorised use or infringement by any person of any of the Seller IPR;

16.27.2	any breach by any third party of any obligations of confidence owed to the Sellers;

16.27.3	any misappropriation or misuse of any Confidential Information; or

16.27.4	activities that constitute or constituted passing off or actionable unfair competition in respect of which the Sellers do or may have a claim against any person.

16.28	None of the Seller IPR are the subject of any existing, pending or threatened proceedings (other than the normal prosecution to grant of any application for registration) or claim for opposition, cancellation, revocation, rectification, transfer, licence of right, whether in whole or in part, or relating to title, or any similar proceedings or claim anywhere in the world and none of the Sellers is aware of any circumstances that might result in any such proceedings or claim.

16.29	The Sellers have not made any threat, whether express or implied, to bring proceedings for infringement of Intellectual Property Rights that is actionable by virtue of applicable legislation.

16.30	The Sellers have not been notified that any person has made or is entitled to make any claim arising under:

16.30.1	sections 77 to 84 of the Copyright, Designs and Patents Act 1988; or

16.30.2	sections 40 and 41 of the Patents Act 1977,

or under similar legislation in any jurisdiction, in respect of any Seller IPR.

16.31	The Confidential Information and all information that is of a type that the Sellers could reasonably have been expected to maintain confidential has been kept secret and is under the Sellers’ lawful possession and under their sole control.

16.32	The Sellers have not disclosed or permitted, agreed to, undertaken or arranged the disclosure to any person other than the Buyer or TBML of any Confidential Information or information that is of a type that the Sellers could reasonably have been expected to maintain confidential (including but not limited to any unpublished or confidential Business IPR and the Sellers are not obliged to make any such disclosure, except properly and in the ordinary course of business and pursuant to a written obligation of confidence that is valid and enforceable).

16.33	The Sellers are not party to any confidentiality agreement or other agreement which is outside the ordinary course of business or any obligation or duty that imposes on any of them a material restriction on the use of or disclosure of any information in its possession other than confidentiality agreements details of which are set out in the Disclosure Letter.

17	Information Systems

17.1	The IT Servers are legally and beneficially owned solely by the Sellers free from and clear of any Encumbrance. The Sellers are entitled to use the IT Systems for all purposes necessary to carry on the Businesses.

17.2	The IT Servers:

17.2.1	have been and are being properly and regularly maintained;

17.2.2	function consistently and accurately;

17.2.3	do not contain any software Virus;

17.2.4	include firewalls and up-to-date anti-Virus software; and

17.2.5	will not need replacing in whole or in part for at least four years from Completion.

17.3	Full details of the Sellers’ disaster recovery plan in respect of the IT Servers are set out in the Disclosure Letter.

17.4	The Sellers have possession or control of the source code of all Business Software and, save as set out in the Disclosure Letter, all Third Party Software.

17.5	Complete and accurate copies of all escrow agreements to which the Sellers are a party in respect of the Third Party Software are attached to the Disclosure Letter.

17.6	The Domain Names are the only Internet domain names owned and used in the Businesses by the Sellers or used by the Sellers in the Businesses, whether in the Businesses or otherwise.

17.7	The Sellers are the sole registered proprietor or owner, free of any Encumbrance, of the Domain Names. All the Domain Names are validly registered in the names of the Sellers.

17.8	None of the Domain Names are the subject of any claim or pending or threatened proceedings for transfer, cancellation or otherwise anywhere in the world. None of the Sellers is aware of any circumstances that might result in any such proceedings.

17.9	All Intellectual Property Rights in the Websites are legally and beneficially owned solely by the Sellers free from and clear of any Encumbrance.

18	Data Protection

18.1	So far as the Sellers are aware, the Sellers comply with and have not breached the Data Protection Legislation.

18.2	So far as the Sellers are aware, the Sellers in the conduct of the Businesses:

18.2.1	comply with and have not breached the principles set out in the DPA in respect of the Personal Data;

18.2.2	process the Personal Data fairly and lawfully, have notified the subjects of the Personal Data of the purposes for which they process their Personal Data, and have not processed the Personal Data for any other purposes;

18.2.3	have ensured (and have procedures for ensuring) that the Personal Data is adequate, relevant, not excessive, accurate, up to date and not kept for longer than is necessary; and

18.2.4	comply with and have not breached the Data Protection Legislation when carrying out any direct marketing.

18.3	So far as the Sellers are aware, if any third party processes Personal Data on behalf of the Sellers, the Sellers have entered into a written contract with such third party confirming that it will only act on the instructions of the Sellers and requiring it to comply with obligations relating to security measures equivalent to those imposed on the Sellers by the DPA.

18.4	So far as the Sellers are aware, the Sellers either do not transfer Personal Data outside the European Economic Area and the Disclosure Letter sets out complete and accurate particulars of any transfers of Personal Data outside the European Economic Area and the steps taken by the Sellers to comply with the Data Protection Legislation in respect of such transfers.

18.5	The Sellers have maintained an accurate and up to date registration with the Information Commissioner’s Office in respect of their processing of Personal Data as required by the DPA.

18.6	None of the Sellers has received a notice, letter or complaint from the Information Commissioner’s Office relating to the conduct of the Businesses and so far as the Sellers are aware there are no circumstances that are likely to give rise to any such notice, letter or complaint being served given or made in the future.

18.7	So far as the Sellers are aware, no individual has been awarded compensation from the Sellers under the DPA relating to the conduct of the Businesses, no such claim is outstanding and so far as the Sellers are aware there are no circumstances likely to give rise to any claim for compensation being made.

18.8	So far as the Sellers are aware, the Sellers have complied with all requests from the subjects of the Personal Data for access, changes to or deletions of the Personal Data and no such requests are outstanding.

19	General legal compliance

19.1	All necessary licences, consents, permits and authorities (public and private) have been obtained by the Sellers to enable the Businesses to be carried on effectively in the places and in the manner in which the Businesses are now carried on. There is no reason of which the Sellers are aware why any of them should be suspended, cancelled or revoked. Save in respect of any licences, consents, permits and authorities forming part of thr Excluded Assets, there are no other licences, consents, permits and authorities (public and private) necessary to be obtained by the Buyer and/or TBML to enable it to carry on the Businesses effectively in the places and manner in which the Businesses are now carried on. Enclosed with the Disclosure Letter are copies of all such licences, consents, permits and authorities.

19.2	The Sellers have not been notified that they have not conducted the Businesses in accordance with all applicable laws and regulations of the United Kingdom (including the Consumer Credit Act 1974 and the Bribery Act 2010).

19.3	None of the Sellers’ officers, (during the course of his duties in relation to the Businesses) has committed or omitted to do any act or thing in contravention of any law, order, regulation or the like in the United Kingdom.

20	Litigation

20.1	The Sellers nor any person for whose acts or defaults the Sellers may be contractually or vicariously liable is involved in any capacity in any litigation, arbitration, prosecution or other legal proceedings or in any investigation, enquiry, proceedings or hearings before any statutory, governmental, administrative or regulatory body, department, board or agency in respect of the Businesses or any of the Assets and no such matters are pending or threatened against the Sellers in respect of the Businesses or any of the Assets and the Sellers are not aware of any circumstances which are likely to give rise to any such matter.

20.2	There is no outstanding judgment, order, decree, arbitral award or decision of any court, tribunal, arbitrator or governmental agency against the Sellers in respect of the Businesses or any of the Assets.

20.3	The Sellers are not a party to any subsisting undertaking given to any court or third party arising out of any proceedings of the kind described in paragraph 20.1.

21	Insolvency

21.1	No order has been made and no resolution has been passed for the winding up of any of the Sellers or for a provisional liquidator to be appointed in respect of any of the Sellers and no petition has been presented which remains outstanding and no meeting has been convened for the purpose of winding up any of the Sellers and none of the Sellers has been a party to any transaction which could be avoided in a winding up.

21.2	No administrator has been appointed by court order or any other means in respect of any of the Sellers, no notice has been served of an intention to appoint an administrator in respect of any of the Sellers and no petition for such an order has been presented in respect of any of the Sellers.

21.3	No receiver or administrative receiver has been appointed in respect of any of the Sellers or in respect of all or any part of their assets.

21.4	No voluntary arrangement has been proposed under Part I Insolvency Act 1986 in respect of any of the Sellers and none of the Seller has made or proposed any arrangement or composition with its creditors or any class of them.

21.5	None of the Sellers is insolvent or unable to pay or has no reasonable prospect of being able to pay its debts nor could any of the Sellers be deemed to be unable to pay its debts within the meaning of section 123 Insolvency Act 1986 and none of the Sellers has received a written demand pursuant to section 123(a) Insolvency Act 1986 or stopped paying its debts as they fall due.

21.6	No circumstances have arisen which entitle any court or a creditor to appoint a receiver and/or manager or administrative receiver or which entitle any court to make a winding-up order and none of the Sellers has taken or suffered any similar or analogous action in consequence of debt.

21.7	No distress, execution or other process has been levied, applied for or threatened in respect of any of the Assets.

21.8	No composition in satisfaction of the debts of any of the Sellers or scheme of arrangement of any of their affairs or compromise or arrangement between any of them and their creditors and/or members or any class of their creditors and/or members has been proposed, sanctioned or approved.

21.9	No disqualification order has at any time been made pursuant to the provisions of the Company Directors Disqualification Act 1986 against any former or current of the Sellers.

22	Taxation and grants

22.1	All documents in the possession of or under control of the Sellers or to the production of which the Sellers are entitled which are necessary to establish the title of the Sellers to any of the Assets and which attract stamp duty in the UK or elsewhere have been properly stamped and no such documents which are outside the UK would attract stamp duty if they were brought into the UK.

22.2	Neither HMRC nor any other fiscal or regulatory authority has operated or agreed to operate any special arrangement (being an arrangement which is not based on relevant legislation or any published practice) in relation to the tax affairs of the Businesses.

22.3	The Sellers have complied in all material respects with all statutory provisions, rules, regulations, orders and directions in relation to the Businesses concerning PAYE (including the deduction of income tax in relation to the Construction Industry Scheme, casual labour and employee benefits) and National Insurance contributions (both primary and secondary contributions) including the making on time of accurate returns, deductions and payments and the proper maintenance and preservation of records and the Sellers have not been given any penalty, notice or warning regarding the same.

22.4	Neither HMRC nor any other fiscal or other regulatory authority has conducted any investigation into the Businesses (or any part of them) and none of the Sellers nor any of their agents has received any written notification that any such investigation is pending or threatened. At the date of this Agreement no dispute exists between the Sellers and any such authority in relation to the Businesses nor are there any circumstances in existence which may give rise to such a dispute.

22.5	There is no outstanding HMRC charge (as defined in section 237 Inheritance Tax Act 1984) over any of the Assets and there are in existence no circumstances by virtue of which any such power as mentioned in section 212 Inheritance Tax Act 1984 could be exercised in relation to any of the Assets.

22.6	Full particulars of all grants, subsidies, payments or allowances from any government authority, body or agency (whether supra-national, national, regional or local) relating to the Businesses are set out in the Disclosure Letter and none of them will at any time be or become repaid or repayable.

23	VAT

23.1	The Sellers are registered persons for the purposes of VATA under the registration numbers:GB860459805 (Lab 21) 637992485 (Healthcare) 878574947 (Myconistica).

23.2	The Sellers have in all material respects maintained and obtained at all times complete, correct and up-to-date records, invoices and other documents (as the case may be) appropriate or requisite for the purposes of all legislation relating to VAT, has preserved such records, invoices and other documents in such form and for such periods as are required by such legislation and is not subject to any condition imposed by HMRC under paragraph 6 Schedule 11 VATA.

23.3	None of the Assets are or could be subject to the VAT Capital Goods Scheme provided for in Part XV of the Value Added Tax Regulations 1995.

23.4	The Sellers have not made and do not make exempt supplies for VAT purposes (except such exempt supplies as may be disregarded in calculating the amount of input tax for which the Sellers may claim a credit or repayment under sections 24 or 25 VATA) and the Sellers have not been and will not be denied credit for any input tax by reason of the operation of section 26 VATA in respect of the Businesses or otherwise.

24	Competition matters

24.1	The Sellers conduct, and have conducted the Businesses fully in accordance with the requirements of all applicable competition laws (whether of the UK, EU, or other jurisdiction) and have not infringed such requirements nor been investigated for any alleged non-compliance or infringement nor given any undertakings in connection therewith.

For the purposes of paragraph 24.1, the term “competition laws” includes any applicable rules dealing with state aid, public procurement, or anti-dumping, and the requirements of any special regulatory regime to which the Sellers may be subject in relation to the Businesses.

25	Guarantee

25.1	There is not now outstanding in respect of the Businesses any guarantee or agreement for indemnity or for suretyship given by or for the accommodation of the Businesses otherwise than by the Sellers and all such guarantees or agreements have been disclosed in the Disclosure Letter.

Schedule 7

Provisions for the protection of the Sellers

1	Time Limits

1.1	No claim against the Sellers for breach of the Warranties shall be brought by the Buyer unless notice in writing of such claim (specifying in reasonable detail with supporting evidence the event, matter or default which gives rise to the claim and an estimate of the amount claimed) has been given to the Sellers within 24 months from the date of this Agreement.

1.2	Clause 21 of this Agreement is without prejudice to the time limits in paragraph 1.1 (for which purposes time shall be of the essence) and all references in clause 21 to:

1.2.1	any right shall include any power, right or remedy conferred by this Agreement on, or provided by law or otherwise available to, the Buyer; and

1.2.2	any failure to do something shall include any delay in doing it.

1.3	Any claim that is made shall (if it has not been previously satisfied, settled or withdrawn) be deemed to have been waived or withdrawn on the expiration of 12 months after the expiration of the relevant period in paragraph 1.1 unless court proceedings in respect of it shall then have been commenced against the Sellers (or either of them). For the purposes of this paragraph court proceedings shall not be deemed to have been commenced unless they have been both issued and served on the Sellers (or either of them).

2	Threshold

2.1	The Sellers shall not be liable for any claim unless the amount of the claim, when aggregated with all other claims made on the same occasion or previously, is equal to or exceeds £100,000 (one hundred thousand pounds) (in which case the Sellers shall be liable for the whole amount of all the claims and not simply the excess).

3	Aggregate maximum

3.1	The total joint and several liability of the Sellers in respect of all claims shall not exceed £4,750,000 (four million seven hundred and fifty thousand pounds).

4	Specific limitations

4.1	The Sellers will have no liability in respect of any claim for a breach of the Warranties (a “Claim”):

4.1.1	to the extent that it arises or is increased as a result of:

(i)	any legislation not in force at Completion or any change in law or administrative practice having retrospective effect which comes into force after Completion;

(ii)	any voluntary act of the Buyer and/or TBML after Completion; or

(iii)	any increase after the date of this Agreement in the rates of taxation in force at Completion.

5	Recovery from third parties

5.1	Where the Buyer becomes entitled to recover from some other person (including any fiscal or taxation authority or body) any sum in respect of any matter or event which could give rise to a Claim, the Buyer (as appropriate) shall:

5.1.1	inform and consult with the Sellers;

5.1.2	consider and take account of all reasonable proposals of the Sellers prior to taking or omitting to take any action; and

5.1.3	(should the Buyer or TBML consider in its sole discretion that it would not have a detrimental effect on its profitability (excluding management time involved in making such Claim), reputation or goodwill), recover that sum before making such Claim, and any sum recovered will reduce the amount of such Claim after deduction of all reasonable costs and expenses of recovery.

5.2	If the Sellers pay the Buyer sum to settle or discharge a Claim and the Buyer subsequently recovers whether by payment, discount, credit, relief or otherwise from any third party (including any tax authority) a sum which is referable to the Claim then:

5.2.1	the Buyer will repay the Sellers immediately the amount recovered from the third party less any reasonable costs and expenses incurred in recovering the same; or

5.2.2	if the figure resulting under paragraph 5.2.1 above is greater than the amount paid by the Sellers to settle or discharge the relevant Claim, then the Buyer is only obliged to repay to the Sellers such amount as is equivalent to the sum paid by the Sellers in settlement or discharge of that Claim.

6	No double recovery

6.1	The Buyer is not entitled to recover damages or otherwise obtain payment, reimbursement or restitution more than once in respect of the same loss or liability.

7	Contingent Liabilities

7.1	Without prejudice to paragraph 1, if any potential Claim arises as a result of a contingent or unquantifiable liability of the Buyer, the Sellers will not be obliged to pay any sum in respect of the potential Claim until the liability either ceases to be contingent or becomes quantifiable.

8	Third party claims

8.1	If the Buyer becomes aware that matters have arisen which will or are likely to give rise to a Claim, the Buyer will:

8.1.1	give notice to the Sellers within 90 days of any relevant third party claim or any circumstance giving or likely to give rise to a relevant third party claim coming to its notice or to the notice of the Buyer;

8.1.2	disclose to the Sellers such information and documents as the Buyer deems appropriate and relating to the potential Claim or the matters which will or are likely to give rise to the potential Claim (subject always to the Buyer being able to withhold such information in circumstances where it constitutes Confidential Information and disclosure of such information could be detrimental effect on the profitability, reputation or goodwill of the Buyer);

8.1.3	if requested by the Sellers, and upon agreement by the Buyer, give the Sellers and its professional advisers reasonable access to:

(i)	the personnel of the Buyer in order to interview the personnel; and

(ii)	any relevant premises, accounts, documents and records within the possession or control of the Buyer in order to, at the Sellers’ own expense, examine and (where legitimate to do so) photograph such premises or take copies of such accounts, documents and records;

8.1.4	should the Buyer consider in its sole discretion that it would not have a detrimental effect on its profitability (excluding management time involved in making such Claim), reputation or goodwill or on the business relationship with the relevant third party, consider all reasonable proposals of the Sellers to avoid, resist, contest, defend, compromise or remedy the potential Claim or the matters which will or are likely to give rise to such Claim and in each case on the basis that the Sellers will indemnify the Buyer for all reasonable costs incurred as a result of such a request by the Sellers.

8.2	The Buyer shall not, for the avoidance of doubt, be bound by the provisions of paragraph 8.1 as a condition precedent of bringing any Claim and any failure by the Buyer to adhere to the provisions of paragraph 8.1 shall not in any way prejudice the ability of the Buyer to bring any such Claim.

9	Mitigation

9.1	Nothing in this Schedule 7 will in any way restrict or limit the Buyer’s common law duty to mitigate its loss.

10	Successful claims deemed to constitute a reduction in Consideration

10.1	The satisfaction by the Sellers of any claim shall be deemed to constitute a reduction in the Consideration.

11	Exclusion of rights of set-off

11.1	None of the Sellers shall be entitled to set off any sum due to it from the Buyer against any sum due to the Buyer from that Seller under or in relation to this Agreement and all such sums shall be paid free and clear of any deductions save for any which are required by law.

12	Limitation of liability

12.1	Nothing in this Schedule 7 or in any other provisions of this Agreement will operate so as to exclude or limit the liability of any of the Sellers to the extent that any claim for breach of any of the Warranties arises by reason of any fraud or dishonest, reckless or wilful misstatement or omission by or on behalf of any of the Sellers.

Schedule 8

The Creditors

Listed as attached

Signed as a deed by TRINITY BIOTECH (UK) LIMITED acting by a director in the presence of:	) ) ) )
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Signed as a deed by LAB21 LIMITED acting by a director in the presence of:	) ) ) )
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Signed as a deed by LAB21 HEALTHCARE LIMITED acting by a director in the presence of:	) ) ) )
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Signed as a deed by MYCONOSTICA LIMITED acting by a director in the presence of:	) ) ) )
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Signed as a deed by TRINITY BIOTECH MANUFACTURING LIMITED acting by a director in the presence of:	) ) ) )
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AGREED FORM DOCUMENTS

Disclosure Letter and index of disclosed documents

Deed of release from Clydesdale Bank

TSA

Financial Information (as defined)